Exhibit 99.2

Consolidated Six-Year Review

(millions of U.S. dollars, except per share amounts, ratios and miscellaneous data)	2007	2006 (1)	2005 (1)	2004	2003	2002
Operating Results
Revenue	$6,732	$6,519	$5,616	$5,270	$3,949	$3,091

Adjusted EBITDA(2)	$ 885	$ 604	$ 461	$ 570	$ 219	$ 215
Operating income (loss)(2)	$ 553	$ (680)	$ 3	$ 265	$ (94)	$ (71)
Net income (loss)	$ 347	$ (703)	$ (101)	$ 253	$ (14)	$ (112)
Total assets	$4,836	$4,077	$5,178	$5,047	$4,413	$4,154

Capitalization
Current bank loans	$ 3	$ 1	$ 1	$ —	$ —	$ 3
Long-term debt(3)	1,794	1,779	1,973	1,714	1,682	1,793
Less: Cash and cash equivalents and restricted cash and other assets	(122)	(60)	(166)	(317)	(284)	(64)
Net debt(2)	$1,675	$1,720	$1,808	$1,397	$1,398	$1,732
Shareholders’ equity	1,101	546	1,215	1,484	1,301	980
Total capitalization net of cash and cash equivalents and restricted cash(3)	$2,776	$2,266	$3,023	$2,881	$2,699	$2,712

Cash Flow Data
Cash provided by (used in) operating activities	$ 329	$ 350	$ 338	$ 335	$ (26)	$ 314
Capital expenditures (net of project advances)	$ 156	$ 198	$ 419	$ 227	$ 119	$ 70
Net debt (repayments) additions	$ (13)	$ (195)	$ 317	$ 15	$ (157)	$ (307)

Data per Common Share
Net income (loss)
— Basic	$ 4.19	$ (8.52)	$ (1.22)	$ 2.92	$ (0.16)	$ (1.30)
— Diluted	$ 4.16	$ (8.52)	$ (1.22)	$ 2.72	$ (0.16)	$ (1.30)
Common shareholders’ equity at year-end(2)(4)	$ 13.3	$ 6.62	$ 14.76	$16.00	$13.60	$12.40

Ratios
Return (loss) on average common equity(2)(5)	43.2%	(55.6)%	(7.5)%	19.2%	(0.8)%	(11.1)%
Net debt to total capitalization(2)	60.3%	75.9%	59.8%	48.5%	51.8%	63.9%

Miscellaneous Data
Employees at year-end (6)	2,820	3,300	3,600	4,100	4,300	4,300
Closing share price
— TSX ($Cdn)	$ 32.27	$32.50	$38.81	$56.70	$35.04	$28.89
— NYSE ($U.S.)	$ 32.40	$27.90	$33.40	$47.30	$26.95	$18.30

Dividends and distributions
Common shares	$ 31	$ 29	$ 27	$ 28	$ 25	$ 23

(1)    In 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program, undertaken by the European joint venture in 2006. Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser as opposed to financing. Also in 2007, NOVA Chemicals reclassified the current portion of stock-based compensation and pension assets from Deferred credits and long-term liabilities to Accounts payable and accrued liabilities and Investments and other assets, respectively, in 2006 and 2005. In addition, $65 million was reclassified from Restricted cash and other assets to Long-term debt in 2006 and 2005.

(2)    In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These measures do not have any standardized meaning prescribed by Canadian GAAP, and are, therefore, unlikely to be comparable to measures provided by other companies. Certain of these measures are defined on page 54 of the Management’s Discussion & Analysis.

(3)    Long-term debt includes current portion of long-term debt.

(4)    Common shareholders’ equity divided by outstanding common shares. Years prior to 2005 assume the retractable preferred shares were exchanged for common shares to a maximum of 8.5 million. Effective September 2005, the preferred shares are no longer convertible to common shares.

(5)    Net income (loss) divided by average common equity.

(6)    Excludes approximately 450 NOVA Chemicals’ employees who have been transferred to INEOS NOVA.

66  Consolidated Six-Year Review

Management’s Report

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management’s responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The code of ethics can be viewed on NOVA Chemicals’ website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals’ operations are conducted in conformity with the law and with a high standard of business conduct.

During the past year, we have directed efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The effectiveness of internal control over financial reporting has been subjected to audit by the shareholders’ auditors. As at year-end, we have reported that internal control over financial reporting is effective. In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002, NOVA Chemicals’ Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals’ annual disclosure document in the U.S. (Form 40-F). The same certification will be provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit, Finance and Risk Committee. The Committee, which consists solely of independent directors, reviews the financial statements and annual report and recommends them to the Board for approval. The Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit, Finance and Risk Committee. The Committee also recommends a firm of external auditors to be appointed by the shareholders.

Jeffrey M. Lipton	Larry A. MacDonald
Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 7, 2008
Calgary, Canada

Consolidated Financial Statements  67

Management’s Annual Report on Internal Control
Over Financial Reporting

The following report is provided by management in respect of NOVA Chemicals’ internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934):

1.               NOVA Chemicals’ management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.

2.               Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals’ internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals’ internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals’ internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals’ internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3.               NOVA Chemicals’ Consolidated Financial Statements include the accounts of the INEOS NOVA joint venture via proportionate consolidation in accordance with Canadian GAAP. Management is unable to evaluate the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the right or authority to evaluate the internal controls of the joint venture and does not have the access necessary, in practice, to evaluate those controls. Management’s conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2007 Consolidated Financial Statements of NOVA Chemicals included $920 million and $396 million of total and net assets, respectively, related to the INEOS NOVA joint venture as of December 31, 2007, and $1,005 million and $60 million of revenues and net loss, respectively, for the year then ended.

4.               Management has assessed the effectiveness of NOVA Chemicals’ internal control over financial reporting, as at December 31, 2007, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals’ internal control over financial reporting that have been identified by management.

5.               Ernst & Young LLP, who has audited the Consolidated Financial Statements of NOVA Chemicals for the year ended December 31, 2007, has also issued a report on internal controls under AuditingStandard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 70 of this Annual Report.

Jeffrey M. Lipton	Larry A. MacDonald
Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 7, 2008
Calgary, Canada

68  Consolidated Financial Statements

Independent Auditors’ Report on Financial Statements

Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

We have audited the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December31, 2007 and 2006, and the related Consolidated Statements of Income (Loss), Changes in Shareholders’ Equity, Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with Canadian Generally Accepted Accounting Principles.

As discussed in Note 2 to the Consolidated Financial Statements, the Corporation made changes to its methods of accounting for stock-based compensation, financial instruments and hedges, and has also changed its presentation of equity and changes in equity, including reporting of comprehensive income. As discussed in Note 21, the Corporation made changes to its methods of accounting for uncertainty in income taxes and defined benefit pension and other post-retirement plans. In addition, as described in Note 19, the Corporation has restated its segmented reporting for the years ended December 31, 2006 and 2005.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), NOVA Chemicals Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

February 7, 2008

Calgary, Canada

Consolidated Financial Statements  69

Independent Auditors’ Report on Internal Controls

Under Standards of the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDERS OF NOVA CHEMICALS CORPORATION

We have audited NOVA Chemicals Corporation (NOVA Chemicals or the Corporation) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NOVA Chemicals’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the INEOS NOVA joint venture, included in NOVA Chemicals’ 2007 Consolidated Financial Statements and constituting $920 million and $396 million of total and net assets, respectively, as of December 31, 2007, and $1,005 million and $60 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of NOVA Chemicals did not include an evaluation of the internal controls over financial reporting of the INEOS NOVA joint venture.

In our opinion, NOVA Chemicals maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2007 and 2006, and the Consolidated Statements of Income (Loss), Changes in Shareholders’ Equity, Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 7, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

February 7, 2008

Calgary, Canada

70  Consolidated Financial Statements

Consolidated Statements of Income (Loss)

year ended December 31 (millions of U.S. dollars,
except number of shares and per share amounts)	2007	2006	2005
Revenue	$6,732	$6,519	$5,616
Feedstock and operating costs	5,598	5,663	4,906
Depreciation and amortization	246	299	290
Selling, general and administrative	199	201	199
Research and development	50	51	50
Restructuring charges (Note 13)	86	985	168
	6,179	7,199	5,613
Operating income (loss)	553	(680)	3
Interest expense, net (Note 8)	(175)	(168)	(113)
Other gains (Note 14)	20	1	8
	(155)	(167)	(105)
Income (loss) before income taxes	398	(847)	(102)
Income tax (expense) recovery (Note 15)	(51)	144	1
Net income (loss)	$ 347	$ (703)	$ (101)
Weighted-average number of common shares outstanding (millions)
— Basic	83	83	83
— Diluted	84	83	83
Net income (loss) per common share (Note 10)
— Basic	$ 4.19	$ (8.52)	$ (1.22)
— Diluted	$ 4.16	$ (8.52)	$ (1.22)
See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

year ended December 31 (millions of U.S. dollars)	2007	2006	2005
Net income (loss)	$347	$(703)	$(101)
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities,
net of tax of $0	(1)	—	—
Unrealized gain (loss) on translation of self-sustaining
foreign operations	235	54	(29)
	234	54	(29)
Comprehensive income (loss)	$581	$(649)	$(130)
See accompanying Notes to Consolidated Financial Statements.

Consolidated Financial Statements   71

Consolidated Balance Sheets

December 31 (millions of U.S. dollars)	2007	2006	(1)
Assets
Current assets
Cash and cash equivalents	$ 118	$ 53
Accounts receivable (Note 3)	608	496
Inventories (Note 4)	882	669
Restricted cash and other assets	4	7
	1,612	1,225
Investments and other assets (Note 5)	177	133
Property, plant and equipment, net (Note 6)	3,047	2,719
	$4,836	$4,077
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$ 3	$ 1
Accounts payable and accrued liabilities (Note 7)	1,163	983
Long-term debt due within one year (Note 8)	254	197
	1,420	1,181
Long-term debt (Note 8)	1,540	1,582
Deferred credits and long-term liabilities (Note 9)	265	333
Future income taxes (Note 15)	510	435
	3,735	3,531
Shareholders’ Equity
Common shares	505	497
Contributed surplus	27	25
Accumulated other comprehensive income	612	378
Deficit	(43)	(354)
	1,101	546
	$4,836	$4,077
Contingencies and commitments (Notes 8, 18 and 20)

(1)    In 2007, NOVA Chemicals reclassified certain balance sheet amounts. See Notes 2 and 3.

See accompanying Notes to Consolidated Financial Statements.

On behalf of the board:

Kerry L. Hawkins	Jeffrey M. Lipton
Director	Director

72   Consolidated Financial Statements

Consolidated Statements of Cash Flows

year ended December 31 (millions of U.S. dollars)	2007	2006 (1)	2005 (1)
Operating Activities
Net income (loss)	$ 347	$(703)	$(101)
Depreciation and amortization	246	299	290
Future income tax recovery (Note 15)	(58)	(219)	(69)
Other gains (Note 14)	(20)	(1)	(8)
Stock option expense (Note 11)	2	8	8
Unrealized (gain) loss on derivatives	(21)	20	(12)
Non-cash restructuring charges (Note 13)	61	907	161
Changes in non-cash working capital	(113)	2	143
Changes in non-current assets and liabilities	(115)	37	(74)
Cash provided by operating activities	329	350	338
Investing Activities
Proceeds on sales of assets, investments and
other capital transactions	6	3	11
Property, plant and equipment additions	(156)	(198)	(419)
Turnaround costs, long-term investments and other assets	(42)	(48)	(176)
Acquisition of production rights	(30)	—	—
Cash used in investing activities	(222)	(243)	(584)
Financing Activities
Increase in current bank loans	2	—	1
(Decrease) increase in revolving debt	(4)	108	—
Long-term debt additions	1	5	419
Long-term debt repayments	(12)	(308)	(103)
Affiliate long-term notes	—	3	—
Common shares issued	8	3	13
Common shares repurchased	—	—	(125)
Options retired for cash (Note 11)	(6)	(2)	(11)
Common share dividends	(31)	(29)	(27)
Cash (used in) provided by financing activities	(42)	(220)	167
Increase (decrease) in cash and cash equivalents	65	(113)	(79)
Cash and cash equivalents, beginning of year	53	166	245
Cash and cash equivalents, end of year	$ 118	$ 53	$ 166
Cash tax payments	$ 62	$ 53	$ 55
Cash interest payments	$ 172	$ 168	$ 131

(1)    In 2007, NOVA Chemicals reclassified certain balance sheet amounts. See Notes 2 and 3.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Financial Statements   73

Consolidated Statements of Changes in Shareholders’ Equity

(millions of U.S dollars, except number of shares)	Common Shares (Issued and Outstanding)			Contributed Surplus	Accumulated Other Comprehensive Income	Reinvested Earnings (Deficit)	Total
	Shares	(1)	Amount
Balance at December 31, 2004	84,268,293		$499	$11	$353	$ 621	$1,484
Net loss	—		—	—	—	(101)	(101)
Other comprehensive loss
Unrealized loss on translation of self-sustaining foreign operations	—		—	—	(29)	—	(29)
Comprehensive loss							(130)
Stock option expense (Note 11)	—		—	8	—	—	8
Issued for cash on exercise of
stock options (Note 11)	570,547		13	(3)	—	—	10
Issued on exercise of stock
options as share appreciation rights (Note 11)	124,610		—	—	—	—	—
Stock options retired for cash (Note 11)	—		—	—	—	(5)	(5)
Common share dividends	—		—	—	—	(27)	(27)
Common shares repurchased(2)	(2,598,551)		(18)	—	—	(107)	(125)
Balance at December 31, 2005	82,364,899		$494	$16	$324	$ 381	$1,215
Net loss	—		—	—	—	(703)	(703)
Other comprehensive income Unrealized gain on translation of self-sustaining foreign operations	—		—	—	54	—	54
Comprehensive loss							(649)
Stock option expense (Note 11)	—		—	9	—	—	9
Issued for cash on exercise of
stock options (Note 11)	129,007		3	—	—	—	3
Issued on exercise of stock
options as share appreciation rights (Note 11)	67,366		—	—	—	—	—
Stock options retired for cash (Note 11)	—		—	—	—	(3)	(3)
Common share dividends	—		—	—	—	(29)	(29)
Balance at December 31, 2006	82,561,272		$497	$25	$378	$(354)	$ 546
Net income	—		—	—	—	347	347
Other comprehensive income
Unrealized loss on
available-for-sale securities	—		—	—	(1)	—	(1)
Unrealized gain on translation of self-sustaining foreign operations	—		—	—	235	—	235
Comprehensive income							581
Stock option expense (Note 11)	—		—	2	—	—	2
Issued for cash on exercise
of stock options (Note 11)	357,683		8	—	—	—	8
Issued on exercise of stock
options as share appreciation rights (Note 11)	135,573		—	—	—	—	—
Stock options retired for cash (Note 11)	—		—	—	—	(5)	(5)
Common share dividends	—		—	—	—	(31)	(31)
Balance at December 31, 2007(3)	83,054,528		$505	$27	$612	$ (43)	$1,101

See accompanying Notes to Consolidated Financial Statements.

(1)  Unlimited number of authorized voting common shares without par value, non-voting first preferred shares, and non-voting second preferred shares. Currently only common shares are issued and outstanding.

(2)  In 2007 and 2006, the Corporation did not repurchase any common shares. In 2005, the Corporation repurchased 2,598,551 of its common shares, with a carrying value of $18 million, on the Toronto Stock Exchange for cash of $125 million. The difference between the cash paid and the carrying value of the shares was charged to reinvested earnings.

(3)  Stated common share capital for legal purposes at Dec. 31, 2007, is $1,640 million.

74   Consolidated Financial Statements

Notes To Consolidated Financial Statements

All amounts in U.S. dollars, unless otherwise noted.

1. Basis of Presentation

NOVA Chemicals is incorporated under the laws of the Canada Business Corporations Act. Where used in these financial statements, “NOVA Chemicals” or “the Corporation” or “the Company” means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with affiliate; “affiliate” means INEOS NOVA (see Note 5 on page 83) and other joint ventures. These transactions arise from business conducted between NOVA Chemicals and INEOS NOVA and other joint ventures.

These Consolidated Financial Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 21, “United States Generally Accepted Accounting Principles” (U.S. GAAP).

The Corporation reports its Consolidated Financial Statements in U.S. dollars.

The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include: the estimated useful lives of assets; the recoverability of tangible assets; certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets; and estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations.

2. Summary of Significant Accounting Policies

CHANGES IN ACCOUNTING POLICIES

Changes in Accounting Policies and Estimates, and Errors. On Jan. 1, 2007, NOVA Chemicals adopted new accounting standards as prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Section 1506, Changes in Accounting Policies and Estimates, and Errors, which provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements. This new standard applies to fiscal years beginning on or after Jan. 1, 2007.

Financial Instruments — Recognition and Measurement (CICA Section 3855). On Jan. 1, 2007, NOVA Chemicals adopted CICA 3855, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under CICA 3855, all financial assets must be classified as either held-for-trading, available-for-sale, held-to-maturity investments or loans and receivables. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value depend on the instrument’s initial classification. Held-for-trading financial instruments are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise. Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Realized gains and losses on the disposal of available-for-sale securities are recognized in other gains and losses. Also, transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

Notes to Consolidated Financial Statements   75

CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals’ expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in the fair value of recognized derivatives are included in net income (loss) in the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865. NOVA Chemicals included an unrealized gain of $20 million ($0.24 per share diluted) in feedstock and operating costs on the Consolidated Statements of Income (Loss) for the year ended Dec. 31, 2007. The same accounting treatment applied to these non-financial derivative contracts prior to the adoption of CICA Section 3855. Fair values for NOVA Chemicals’ recognized commodity-based derivatives are based on the forward prices of the associated market index. No non-financial derivatives have been recognized as a result of the application of this standard, as all of NOVA Chemicals’ non-financial derivative contracts have been designated and documented as meeting NOVA Chemicals’ expected purchase, sale or usage requirements.

As a result of the adoption of CICA Section 3855, NOVA Chemicals has classified at Dec. 31, 2007 and Jan. 1, 2007, its financial instruments as follows: cash and cash equivalents and derivative instruments (included in Accounts receivables, Investments and other assets, Accounts payable and accrued liabilities and Deferred credits and long-term liabilities on the Consolidated Balance Sheets) as held-for-trading; trade accounts receivable, advances receivable from affiliates and other receivables (included in Accounts receivable on the Consolidated Balance Sheets) and Restricted cash and other assets as loans and receivables; investments in non-affiliated entities (included in Investments and other assets on the Consolidated Balance Sheets) as available-for-sale; and trade accounts payable, other accounts payable, certain accrued liabilities (included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets), bank loans (line of credit), long-term liabilities (included in Deferred credits and long-term liabilities on the Consolidated Balance Sheets) and long-term debt as other financial liabilities.

Under CICA Section 3855, long-term debt classified as other financial liability is required to be initially measured at fair value and subsequently measured at amortized cost. As a result, certain deferred debt discount and issuance costs that were previously reported in Restricted cash and other assets and Investments and other assets on the Consolidated Balance Sheets have been reclassified, on a prospective basis, and are now reported as a reduction of the respective debt obligations. In total, $17 million was reclassified on Jan. 1, 2007.

As noted above, certain investments in non-affiliated entities classified as available-for-sale are now measured at fair market value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material to the Consolidated Financial Statements. During the year ending Dec. 31, 2007, the change in fair value of these investments resulted in a loss of $1 million, net of tax, which was recorded in Other comprehensive income. NOVA Chemicals’ investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. As of Dec. 31, 2007, these investments totaled $11 million.

In addition, NOVA Chemicals has early adopted the related disclosure and presentation requirements contained in CICA Section 3862, Financial Instruments — Disclosure and CICA Section 3863, Financial Instruments — Presentation as of Dec. 31, 2007. These two standards replace CICA Section 3861, Financial Instruments — Disclosure and Presentation. The new standards revise and enhance the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These new standards emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of risks arising from financial instruments, and how these risks are managed. These new standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals has chosen to early adopt these new standards.

Accounting Policy for Transaction Costs (EIC 166). This standard requires an entity to disclose the accounting policy for transaction costs for all financial assets/liabilities other than those classified as held-for-trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset/liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sep. 30, 2007. NOVA Chemicals’ accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held-for-trading). This policy did not change as a result of adopting EIC 166.

76   Notes to Consolidated Financial Statements

Hedges (CICA Section 3865). The recommendations of CICA Section 3865, Hedges, replaces and expands the guidance in CICA Accounting Guideline 13 (AcG-13), Hedging Relationships, and the hedging guidance in CICA Section 1650, Foreign Currency Translation. CICA Section 3865 establishes standards for when and how hedge accounting may be applied as well as related disclosure requirements. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item. NOVA Chemicals evaluated the impact of CICA Section 3865 on its Consolidated Financial Statements at Jan. 1, 2007, and determined that a gain on settlement of a derivative instrument that was previously designated as a hedge and deferred on the Consolidated Balance Sheets should now be reported as an adjustment of the previously hedged long-term debt instrument. As such, the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

Comprehensive Income (CICA Section 1530). Adopted by NOVA Chemicals on Jan. 1, 2007, this standard establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals’ net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Comprehensive Income (Loss). As a result of the adoption of CICA Section 1530, the cumulative translation adjustment, formerly presented as a separate line item as part of Shareholders’ equity in the Consolidated Balance Sheets, of $378 million as of Dec. 31, 2006, (Dec. 31, 2005 - $324; Dec. 31, 2004 - $353) was reclassified to Accumulated other comprehensive income (“AOCI”).

Equity (CICA Section 3251). CICA Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders’ Equity. This standard was adopted by NOVA Chemicals on Jan. 1, 2007.

Accounts Receivable Securitization (Europe). In the first quarter of 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program, undertaken by the European joint venture. Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchaser as opposed to financing (Note 3).

Measurement Date. Effective Jan. 1, 2006, NOVA Chemicals changed the measurement date for reporting related to its defined benefit plans from Nov. 30 to Dec. 31. This change in measurement date has been used consistently in 2007 and will be for future periods. The change in measurement date had no significant impact on the 2006 Consolidated Financial Statements.

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC 162). This standard, issued by the EIC, clarifies inconsistencies regarding accounting for stock-based awards granted to employees who are either eligible for retirement at the grant date or will be eligible before the end of the vesting period. Compensation costs for stock-based awards for employees eligible to retire at the grant date must be recognized at the grant date. Compensation costs for stock-based awards for employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date on which the employee becomes eligible to retire. Application of this standard has resulted in acceleration of the recognition of stock-based compensation expenses. EIC 162 was applied retroactively, with restatement of prior periods, and is effective for interim and annual periods ending on or after Dec. 31, 2006. Accordingly, NOVA Chemicals adopted EIC 162 in the fourth quarter of 2006. Prior periods presented were retrospectively adjusted, thereby reducing net loss in 2005 by $3 million ($0.04 per share diluted).

Accounting for Financial Instruments with Characteristics of Both Debt and Equity. On Jan. 1, 2005, the Corporation adopted new accounting standards as prescribed by the CICA, which harmonize accounting standards with U.S. GAAP for certain types of mandatorily redeemable shares and other financial instruments. Beginning on Jan. 1, 2005, these instruments were required to be reclassified, on a retroactive basis, as liabilities rather than equity. As a result, the

Notes to Consolidated Financial Statements   77

Series A preferred shares of NOVA Chemicals’ subsidiary, NOVA Chemicals Inc., were reclassified as debt. In addition, dividends and distributions associated with these preferred shares were reclassified as interest expense.

CASH AND CASH EQUIVALENTS

Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents and are recorded at cost, which approximates current market value.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. NOVA Chemicals maintains an allowance for doubtful accounts for estimated losses of accounts that may become uncollectible. The allowance is based on the Corporation’s historical percentage of uncollectible accounts, current delinquent customer accounts and management’s assessment of the current business environment and its potential impact on the Corporation’s customers. NOVA Chemicals considers a receivable delinquent if it is unpaid after the terms of the related invoice have expired. The allowance is evaluated quarterly based on a review of the aged receivables. Accounts receivable are written off to the allowance account at the time a customer receivable is known to be uncollectible or are written down to their estimated net realizable value if not collectible in full.

FOREIGN CURRENCY TRANSLATION

NOVA Chemicals’ financial results are impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. The Corporation’s foreign operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Resulting translation gains or losses are deferred in AOCI until there is a realized reduction of the investment in the foreign operations. Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. These transaction gains and losses are recorded in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

DERIVATIVE INSTRUMENTS

The Corporation sells petrochemical products at prices denominated in various currencies; purchases energy commodities; invests in foreign operations; issues short- and long-term debt, including amounts in foreign currencies; and utilizes a number of stock-based compensation plans. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices, interest rates, and common stock prices. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate, and stock price volatility risks. NOVA Chemicals enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty’s credit rating. The Company has not experienced any credit losses on derivatives during the three-year period ended Dec. 31, 2007. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action is determined. These derivative instruments are not utilized for trading or speculative purposes.

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation periodically manages its exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

Equity forward contracts are used to manage exposures to fluctuations in the Corporation’s stock-based compensation costs, as the costs of the plans vary with changes in the market price of the underlying common shares.

78   Notes to Consolidated Financial Statements

Changes in the fair value of derivative instruments are reported in income or AOCI, depending on the use of the derivative and whether it qualifies for hedge accounting treatment under the provisions of CICA 3865, Hedges. Unrealized gains and losses on derivative instruments qualifying as cash flow hedges are recorded in AOCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of the Company’s net investment in foreign operations are recorded in AOCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss) in the same accounting period. Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in Feedstock and operating costs on the Consolidated Statements of Income (Loss).

INVENTORIES

Inventories are carried at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis with no allocation of fixed production overhead.

INVESTMENTS

Investments in debt and marketable equity securities, including warrants, are classified as trading, available-for-sale, or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in AOCI. Those classified as held-to-maturity are recorded at amortized cost. Investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. Investments are assessed annually for potential impairment.

JOINT VENTURES

NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro-rata share of the joint venture’s assets, liabilities, revenues, expenses and cash flows.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

NOVA Chemicals’ PP&E consists primarily of land and buildings for producing petrochemicals and manufacturing equipment. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

The Corporation periodically reviews the carrying value of PP&E for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its fair value.

DEPRECIATION

Buildings are depreciated on a straight-line basis over twenty years and equipment is depreciated on a straight-line basis generally between three and twenty years, depending on the type of equipment. These rates are designed to write-off assets to their salvage values over their estimated useful lives.

DEFERRED START-UP COSTS

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized on a straight-line basis over a five-year period, commencing on the date of commercial service.

Notes to Consolidated Financial Statements   79

LEASES

Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to the Corporation are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified as PP&E. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest, and are classified as long-term debt.

INCOME TAXES

The liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Periodically, future tax assets are evaluated as to the likelihood of their realization. In instances where it is not more likely than not that the future tax asset will be realized, a valuation allowance is recorded to reduce all or a portion of the future tax asset to its realizable amount. Changes in the valuation allowance are recorded as a component of income tax expense or recovery.

ASSET RETIREMENT OBLIGATIONS

An asset retirement obligation represents a legal obligation associated with the retirement of PP&E that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the PP&E and depreciated over its useful life. NOVA Chemicals’ asset retirement obligations are primarily associated with closure of certain assets used in the chemicals manufacturing process.

EMPLOYEE FUTURE BENEFITS

Pension Plans. NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as employees provide services. Adjustments arising from plan amendments, as well as transitional pension assets or obligations, are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. In the event that curtailments and settlements occur in the same period, curtailment accounting is performed before settlement accounting. For purposes of calculating the expected return on plan assets, pension assets are valued at fair value. Liabilities are measured at market discount rates that reflect the yield at the latest valuation date on a portfolio of high quality corporate bonds of similar duration as the Corporation’s pension liabilities.

The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with all plan agreements.

Post-Retirement Benefits Other Than Pensions. In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

STOCK-BASED COMPENSATION

The Corporation uses the fair-value based method of accounting for equity-settled, stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-based award. Amounts related to compensation costs are initially credited to contributed surplus and then transferred to common shares upon exercise of options or reinvested earnings (deficit) upon cancellation or retirement of options.

80   Notes to Consolidated Financial Statements

The Corporation uses the liability method of accounting for cash-settled, stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted are marked to market each period based on the value of NOVA Chemicals’ common stock as reported on the Toronto or New York Stock Exchanges, as applicable. Changes in value are recorded in income (loss) over the service period or for vested units as such changes arise.

DEFERRED SHARE UNIT PLANS

Units issued under these plans are calculated based on annual management incentive awards or director fees. The cost of the units earned is expensed as employees and directors provide services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals’ common stock value are amortized on a straight-line basis over the EARSL of individuals participating in the plans.

EARNINGS PER SHARE

The treasury stock method is used to calculate diluted earnings per share. Under this method, the incremental number of common shares outstanding for the diluted earnings per share calculation is determined assuming that the proceeds from exercise of dilutive options are used to repurchase common shares at the average market price during the period.

SECURITIZATIONS

Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchasers. Transactions recorded in this manner result in the removal of the sold assets from the Corporation’s balance sheet. Interest paid, net of servicing fees, on the portfolio of sold receivables is recorded as interest expense.

REVENUE RECOGNITION

The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement; title or risk of loss has been transferred; and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

RESEARCH AND DEVELOPMENT

Expenditures associated with research and development activities are expensed as incurred.

INVESTMENT TAX CREDITS

The Corporation accounts for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

In 2007, NOVA Chemicals reclassified the current portion of stock-based compensation and pension assets for 2006 and 2005 from Deferred credits and long-term liabilities to Accounts payable and accrued liabilities and Investments and other assets, respectively (Notes 5 and 7). For 2006 and 2005, $65 million was reclassified from Restricted cash and other assets and Investments and other assets, respectively, to Long-term debt due within one year related to the Series A preferred shares (Note 8).

Notes to Consolidated Financial Statements   81

3. Accounts Receivable

December 31 (millions of dollars)	2007	2006
Trade(1)	$366	$304
Affiliate trade(1)	44	4
	410	308
Allowance for doubtful accounts(1)	(5)	(5)
	405	303
Trade accruals(1)	75	63
Recoverable taxes	16	15
Fair value of commodity-based derivatives(2)	14	1
Fair value of foreign currency swaps(2)	1	—
Other(3)	29	45
Due from affiliate(1)(4)	62	51
	602	478
Income taxes receivable	6	18
	$608	$496

Carrying amounts are classified into the following categories:

December 31 (millions of dollars)	2007
Loans and receivables (Note 20)	$552
Held-for-trading (Note 20)	$ 15

(1)  Classified as loans and receivables and carried at amortized cost which approximates fair value. See Note 20.

(2)  Classified as held-for-trading and carried at fair value. See Note 20.

(3)  $10 million classified as loans and receivables and carried at amortized cost which approximates fair value. See Note 20.

(4)  Includes advances and notes receivable from affiliate. $60 million (2006 - $46 million) in unsecured notes receivable bearing interest at 4.5% per annum.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

The Corporation sells undivided interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser’s financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis, plus a margin that varies with the Corporation’s interest coverage ratio. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by the Corporation to a maximum amount equal to the lesser of eligible receivables or $350 million (2006 - $350 million and 2005 - $300 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates, and other non-cash reductions). During 2007, there were no changes to the securitization programs’ size or expiration dates. During 2006, the Corporation amended its securitization programs to increase the size of the facilities from $300 million to $350 million. During 2005, the Corporation amended its securitization programs to extend the maturity to June 2010 and to increase the size of the facilities from $250 million to $300 million.

Information regarding the Corporation’s securitization programs is as follows:

December 31 (millions of dollars, unless otherwise noted)	2007	2006	2005
Amount sold at end of year	$264	$247	$153
Loss, dilution and other reserves (as a % of eligible accounts receivable)	23%	22%	16%
Interest expense, net of servicing fees	$ 20	$ 14	$ 8

One of the Corporation’s securitization programs involves the use of a special purpose entity (SPE). In that program, the Corporation sells certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is legally separate from the Corporation. The assets of the SPE (including the receivables transferred to it) are not available to creditors of the Corporation, and the transferred receivables are not legally an asset of the Corporation.

82   Notes to Consolidated Financial Statements

Information regarding the cash flows between the Corporation and the SPE are as follows:

December 31 (millions of dollars)	2007	2006	2005
Proceeds from (repayment of) new securitizations	$ (23)	$ (2)	$ 3
Proceeds from collections reinvested in revolving period securitizations(1)	$1,800	$1,993	$1,933
Servicing fees received(2)	$ 2	$ 2	$ 2
Other cash flows received(3)	$ 598	$ 530	$ 567

(1)  Collections received by the SPE on accounts receivable previously sold are used to purchase interests in new accounts receivable.

(2)  Servicing fees are considered to be immaterial on an annual basis and as such are recorded as received.

(3)  Sales proceeds from trade receivables that are ineligible under the terms of the banks securitization agreement due to items such as age.

In 2006, the INEOS NOVA joint venture (formerly NOVA Innovene) entered into an accounts receivable securitization program for the sale of its European trade receivables to a maximum of 120 million euros. This program expires in November 2011. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals’ Consolidated Financial Statements. In 2007, NOVA Chemicals changed its accounting for its interest in the European accounts receivable securitization program to reflect that the accounts receivable securitization transactions are recorded as sales of receivables and not a financing arrangement. To properly reflect this change, NOVA Chemicals restated the 2006 Consolidated Balance Sheets by decreasing Cash and cash equivalents by $22 million and Accounts receivable by $11 million and decreasing Long-term debt by $33 million.

Information regarding NOVA Chemicals’ share of INEOS NOVA’s securitization program is as follows:

December 31 (millions of euros)	2007	2006
Amount sold at end of year	37	9
Interest expense	5	—

4. Inventories

December 31 (millions of dollars)	2007	2006
Materials and supplies	$ 51	$ 48
Raw materials	474	325
Finished goods	357	296
	$882	$669

5. Investments and Other Assets

December 31 (millions of dollars)	2007	2006
Investments(1)	$ 30	$ 33
Advances receivable from affiliate(2)(3)	15	13
Other assets(4)	132	87
	$177	$133

(1)  Includes an investment of $15 million (2006 - $15 million) in an affiliated special purpose entity with respect to the accounts receivable securitization program described in Note 3. Also includes an $11 million (2006 - $11 million) investment in sEnergy, classified as available-for-sale securities with no active market and recorded at cost; $4 million investment in common shares of Envirokare Tech Inc. (2006 - $5 million), classified as available-for-sale securities and recorded at fair market value; and other miscellaneous investments classified as available-for-sale securities with no active market and recorded at cost.

(2)  $5 million (2006 - $5 million) of the advances is subordinated to certain notes receivable.

(3)  Classified as loans and receivables and carried at amortized cost which approximates fair value. See Note 20.

(4)  See schedule of Other Assets on page 84.

Notes to Consolidated Financial Statements   83

OTHER ASSETS

Other assets are comprised of the following:

December 31 (millions of dollars)	2007	2006
Deferred debt issue costs(1)	$ —	$14
Deferred start-up costs(2)	27	30
Fair value of commodity-based derivatives(3)	7	—
Pension asset	54	20
Note receivable(4)(5)	13	—
Other assets and deferred costs	31	23
	$132	$87

Carrying amounts are classified into the following categories:

December 31 (millions of dollars)		2007
Held-for-trading (Note 20)		$ 7
Loans and receivables (Note 20)		$28
Available-for-sale (Note 20)		$15

(1)  Debt issue costs are amortized on a straight-line basis over the terms of the related debt instruments. In 2007, certain deferred debt discount and issuance costs that were previously included in Other assets are now reported as a reduction of the respective debt obligations and recognized in income using the effective interest rate method. See Note 2.

(2)  Start-up costs consist of the unamortized portion of costs incurred in 2006 and 2005 associated with the start-up of the Corunna facility after the maintenance turnaround and expansion and modernization project, as well as the unamortized portion of operating costs, net of incidental revenues, incurred during the pre-operating period on constructed assets at Joffre, Alberta.

(3)  Classified as held-for-trading and carried at fair value. See Note 20.

(4)  Note receivable in connection with the sale of the Chesapeake, Virginia, facility in 2007. The note bears interest at 8.75%, requires a balloon payment in November 2012 and is secured by the Chesapeake, Virginia, facility.

(5)  Classified as loans and receivables and carried at amortized cost which approximates fair value. See Note 20.

JOINT VENTURES

On Oct. 1, 2005, the Corporation contributed its European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene (now INEOS) in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals’ contributed plants and INEOS’ contributed plants. NOVA Chemicals accounted for its contribution to the joint venture as an exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar productive assets of INEOS. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

On Oct. 1, 2007, NOVA Chemicals’ expanded its existing 50:50 European joint venture with INEOS (renamed INEOS NOVA joint venture), to include NOVA Chemicals’ STYRENIX assets and other North American styrenic polymer assets and INEOS’ North American styrene monomer and styrenic polymer assets. The Corporation contributed its STYRENIX property, plant and equipment with a book value of $250 million and other North American styrenic polymer assets and working capital with a book value of $150 million to the joint venture in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals’ contributed plants and INEOS’ contributed plants. The exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar assets of INEOS was recorded at the carrying value of the assets given up, with no gain or loss recognized.

Prior to expanding the INEOS NOVA joint venture, NOVA Chemicals sold to the European joint venture 50% of its styrene monomer requirements and certain styrenic polymer products for distribution in Europe. During 2007, 2006 and 2005, NOVA Chemicals recognized revenues of $207 million, $254 million and $60 million, respectively, from the sale of these products to the European joint venture.

Subsequent to expanding the INEOS NOVA joint venture, NOVA Chemicals sells benzene and ethylene to the joint venture for use in manufacturing styrene monomer. During 2007, NOVA Chemicals recognized revenues of $76 million from the sale of these products to the joint venture.

84   Notes to Consolidated Financial Statements

NOVA Chemicals has provided a guarantee of $25 million to a financial institution to secure various obligations of the INEOS NOVA joint venture.

In 2006, the Corporation formed a 50:50 joint venture with Dietrich Metal Framing (a Worthington Industries company) called Accelerated Building Technologies, LLC. This joint venture develops and manufactures durable, energy-saving composite construction products and systems using NOVA Chemicals’ expandable polystyrene (EPS) technology and steel. Each party contributed cash and/or equipment of $1 million to form the joint venture.

On Oct. 1, 2005, the Corporation and Grupo IDESA formed a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture produces EPS from an existing Grupo IDESA facility for construction and packaging applications in the growing Mexican market. It also produces applications such as insulating concrete forms (ICFs) and distributes INEOS NOVA’s solid polystyrene in Mexico.

In addition to its interests in recently formed joint ventures, NOVA Chemicals owns a 50% interest in the Joffre E3 ethylene plant, a 50% interest in LRM Industries, LLC (a 50:50 joint venture with Envirokare Composite Corp. (a subsidiary of Envirokare Tech Inc.) and a 20% interest in a cogeneration facility located at Joffre, Alberta.

The following is summarized financial information for NOVA Chemicals’ interests in its joint ventures:

year ended December 31 (millions of dollars)	2007	2006	2005
Revenue	$ 1,480	$ 1,099	$ 518
Operating expenses, depreciation and income taxes	(1,430)	(1,043)	(499)
Net income	$ 50	$ 56	$ 19

December 31 (millions of dollars)	2007	2006
Current assets	$ 685	$ 234
Plant, property and equipment and other assets	829	547
Current liabilities	(548)	(181)
Long-term liabilities	(53)	(68)
Venturers’ equity	$ 913	$ 532

year ended December 31 (millions of dollars)	2007	2006	2005
Cash inflows (outflows) from:
Operating activities	$ 139	$ 49	$ 127
Financing activities	$ (48)	$ (10)	$ (32)
Investing activities	$ (8)	$ 32	$ (3)

6. Property, Plant and Equipment

December 31 (millions of dollars)	2007 (1)	2006 (1)
Plant and equipment	$ 6,382	$ 6,266
Assets under capital lease	24	20
Land	26	29
Under construction(2)	195	356
	6,627	6,671
Accumulated depreciation(3)(4)	(3,580)	(3,952)
	$ 3,047	$ 2,719

(1)  See Note 8 for discussion of the collateral provided under the committed credit facility.

(2)  Assets under construction are not depreciated until such time as commercial production is achieved.

(3)  Accumulated depreciation for assets under capital lease at Dec. 31, 2007, was $8 million (Dec. 31, 2006 - $4 million). Accumulated depreciation for plant and equipment at Dec. 31, 2007, was $3,572 million (Dec. 31, 2006 - $3,948 million).

(4)  See Note 13 for discussion of impairment charge related to plant and equipment, which was recorded as an increase in accumulated depreciation in 2006.

Notes to Consolidated Financial Statements   85

During 2004, the Corporation sold its 100% interest in an ethylene delivery system in Alberta and entered into a pipeline transportation agreement to lease back the pipeline. Net cash proceeds of $19 million were received from the sale, resulting in a gain of $19 million. The gain realized on the sale has been deferred (see Note 9) and is being amortized to income on a straight-line basis over the term of the pipeline transportation agreement, which expires in 2016.

7. Accounts Payable and Accrued Liabilities

December 31 (millions of dollars)	2007	2006
Accounts payable
Trade(1)	$ 632	$596
Accrued taxes	15	9
Other(1)	34	18
	681	623
Accrued liabilities
Interest(1)	51	31
Dividends(1)	8	7
Pension and post-retirement benefit obligations	26	4
Equity appreciation plan obligations (Note 11)	27	24
Deferred share unit plan obligations (Note 12)	22	25
Restricted stock unit plan obligations (Note 11)	7	8
Accrued mark-to-market liability on equity derivative(2)(3)	19	—
Fair value of commodity-based derivatives(2)	1	1
Deferred revenue	17	5
Deferred gains on interest rate swaps(4)	—	2
Deferred gain on sale of asset(5)	3	2
Site clean-up and restoration(1)	—	3
Advances and notes due to affiliate(1)	32	9
Notes payable(1)(6)	43	39
Trade accruals and other accrued liabilities(1)	226	200
	482	360
	$1,163	$983

Carrying amounts are classified into the following categories:

December 31 (millions of dollars)	2007
Other Liabilities (Note 20)	$1,026
Held-for-trading (Note 20)	$ 20

(1)  Classified as other liabilities and carried at amortized cost, which approximates fair value. See Note 20.

(2)  Classified as held-for-trading and carried at fair value. See Note 20.

(3)  In 2007, equity derivative was reclassified from Deferred credits and long-term liabilities to Accounts payable and accrued liabilities. See Note 9.

(4)  Represents the portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps to be recognized within one year (see Note 20). In 2007, deferred gains on interest rate swaps have been reclassified to Long-term debt (see Notes 2 and 8).

(5)  Represents the current portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership. The deferred gain is being recognized in income (loss) on a straight-line basis over the 20-year storage contract entered into immediately following the sale.

(6)  Includes $43 million (2006 – $39 million) of unsecured notes payable, bearing interest at 4.5% per annum.

86   Notes to Consolidated Financial Statements

8. Long-Term Debt

December 31 (millions of dollars, unless otherwise noted)		2007		2006
			Weighted-		Weighted-
			Average		Average
			Year-End		Year-End
			Interest		Interest
	Maturity	Debt	Rate	Debt	Rate
Revolving credit facilities(1)	2008 – 2011	$ 106	7.1%	$ 110	7.7%
Unsecured debentures and notes(1)	2008 – 2028	1,278	7.4%	1,240	7.6%
Medium-term notes(1)	2009	250	7.4%	250	7.4%
Preferred shares(1)	2008	126	6.9%	133	8.1%
Other unsecured debt(2)	2008 – 2020	40	7.8%	46	7.6%
Transaction costs and other(3)		(6)	—	—	—
		1,794		1,779
Less amounts due within one year		(254)		(197)
		$1,540		$1,582

Carrying amounts are classified into the following category:

December 31 (millions of dollars)	2007
Other liabilities (Note 20)	$1,782

(1)  Classified as other liabilities (excluding obligations under capital leases 2007 – $18 million) and carried at amortized cost. See Note 20.

(2)  Composed primarily of non-recourse joint venture secured debt (2007 – $22 million, 2006 – $24 million), whereby security is limited to NOVA Chemicals’ net investment in the Joffre co-generation joint venture, and obligations under capital leases (2007 – $18 million at 6.85%, 2006 – $22 million at 7.57%). The non-recourse joint venture debt is classified as other liabilities and carried at amortized cost. See Note 20.

(3)  Certain deferred debt discount and issuance costs and deferred gains on interest swaps have been reclassified on a prospective basis in accordance with CICA Section 3855. See Note 2.

UNSECURED DEBENTURES AND NOTES

The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation.

Terms of the outstanding unsecured debentures and notes are as follows:

December 31 (millions of dollars, unless otherwise noted)			2007	2006
Maturity	Stated Interest Rate (%)
2010(1)	7.85		$ 253	$ 215
2012(2)	6.5		400	400
2013(2)	Floating	(3)	400	400
2025(4)	7.875		100	100
2028(5)	7.25		125	125
			$1,278	$1,240

(1)  $250 million Canadian; callable at the option of the Corporation at any time.

(2)  Callable at the option of the Corporation at any time.

(3)  LIBOR + 3.125%; 7.8625% at Dec. 31, 2007 (8.502% at Dec. 31, 2006).

(4)  Callable at the option of the Corporation on or after Sep. 15, 2005.

(5)  Redeemable at the option of the holders on Aug. 15, 2008, thus classified as current debt.

Notes to Consolidated Financial Statements   87

REVOLVING CREDIT FACILITIES

The Corporation has $590 million of revolving credit facilities which expire on the following dates: $100 million on Mar. 31, 2008; $65 million on Mar. 20, 2010; $325 million on June 30, 2010; and $100 million on Mar. 20, 2011. As of Dec. 31, 2007, NOVA Chemicals had utilized $156 million of the facilities, of which $50 million was in the form of letters of credit. The $100 million facility expiring on Mar. 31, 2008, and the $325 million facility are governed by the same financial covenants. The remaining $100 million facility and the $65 million facility have no financial covenants associated with them.

On Dec. 31, 2006, NOVA Chemicals negotiated an amendment to its financial covenants governing the $100 million facility expiring on Mar. 31, 2008, and the $325 million facility, as well as the U.S. and Canadian accounts receivable securitization programs and the total return swap. The amendment allows for an exemption, in determining Shareholders’ Equity, of any write-down of the STYRENIX assets up to $950 million and for the Debt-to-Capitalization Ratio financial covenant to be raised from 55% to 60%. Both amendments are in effect until Mar. 30, 2008.

At Dec. 31, 2007, NOVA Chemicals was in compliance with all required financial covenants under the credit facilities. There were no events of default during 2007.

$1.2 billion (2006 and 2005 - $1.2 billion) in net book value of assets in Canada, including real estate, is pledged as collateral for the $325 million facility. The remaining credit facilities are unsecured.

As a result of the STYRENIX asset write-down in 2006, the amount of secured debt permitted under the terms of NOVA Chemicals’ public indentures was reduced. Accordingly, the secured revolving credit facility was reduced from $375 million to $325 million, effective Feb. 5, 2007. The remaining three unsecured revolving credit facilities were not affected.

MEDIUM-TERM NOTES

The notes are unsecured borrowings ranking pari passu with all other unsecured and unsubordinated debt of the Corporation. The $250 million 7.4% notes are due in April 2009 and are redeemable by the Corporation at any time.

SERIES A PREFERRED SHARES

In connection with the acquisition of styrenics assets from Huntsman Corporation in 1998, a subsidiary of the Corporation issued retractable preferred shares with a liquidation preference of $198 million as partial consideration. Holders of the retractable preferred shares originally had the right, on or after Apr. 1, 2001, to exchange the shares (a retraction) for NOVA Chemicals’ common shares (plus preferred shares if the market value of such common shares was less than $198 million). In September 2005, the terms of the retractable preferred shares were amended to eliminate this right. In connection with this amendment, the retractable preferred shares were redesignated as Series A preferred shares. Additionally, in December 2005, the dividend rate was reduced from 2% to 0.5%.

NOVA Chemicals has the right to repurchase the Series A preferred shares at any time; however, any such repurchase may obligate NOVA Chemicals to pay an early termination fee under the terms of the total return swap discussed below.

NOVA Chemicals also entered into a total return swap with respect to the Series A preferred shares, which is scheduled to terminate on Oct. 31, 2008. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares from Huntsman Corporation for $191 million plus accrued unpaid dividends. NOVA Chemicals subsequently posted $65 million of cash collateral with the counterparty that is held by the counterparty as a prepayment against settlement. Accordingly, the equity notional amount of the Series A preferred shares is now set at $126 million and on settlement of the total return swap at the end of the term, NOVA Chemicals will owe the counterparty $126 million. At Dec. 31, 2007 and 2006, the Series A preferred shares were classified as current debt.

Under the terms of the total return swap: (i) the counterparty pays NOVA Chemicals the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of Series A preferred shares) upon termination of the swap; and (ii) NOVA Chemicals pays the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. Because of its short-term nature and immaterial balance sheet effect, the derivative feature of the total return swap is reported as part of the Series A preferred shares and is not accounted for separately. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

Notes to Consolidated Financial Statements   88

If the equity value of the Series A preferred shares decreases by approximately 24% or more at any time, NOVA Chemicals is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the equity value of the Series A preferred shares increases by 5% or more, any excess margin may be returned to NOVA Chemicals. Changes in the equity value of the Series A preferred shares during the term of the swap will be determined based on changes in the average price of the outstanding 6.5% Senior Notes due 2012, issued by NOVA Chemicals. As of Dec. 31, 2007, NOVA Chemicals has posted $65 million as maintenance collateral and has legal right of offset against the obligation. The Dec. 31, 2006 balance sheet has been restated to reflect such offset.

If NOVA Chemicals defaults on other debt with an aggregate principal amount of $25 million or more, or the closing price of the Corporation’s common shares is $12.00 U.S. or less, and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and $126 million ($191 million fair value less $65 million posted as cash collateral which legally offsets the obligation).

REPAYMENT REQUIREMENTS

Repayment requirements in respect of long-term debt are as follows:

(millions of dollars)
2008			$ 254
2009			253
2010			317
2011			48
2012			408
Thereafter			520
			$ 1,800

INTEREST EXPENSE
year ended December 31 (millions of dollars)	2007	2006	2005
Interest on long-term debt	$142	$146	$117
Interest on bank loans, securitizations and other	44	30	14
	186	176	131
Interest capitalized during plant construction	(1)	(3)	(14)
Interest income	(10)	(5)	(4)
	$175	$168	$113

Notes to Consolidated Financial Statements   89

9. Deferred Credits and Long-Term Liabilities

December 31 (millions of dollars)	2007	2006
Deferred credits
Deferred income	$ 21	$ 29
Deferred gain on sale of investments(1)	38	35
Deferred gain on sale of asset(2)	15	14
Deferred gains on interest rate swaps(3)	—	2
Deferred gain on sale of railcars	7	7
Other deferred credits	4	7
	85	94
Long-term liabilities
Pension and post-retirement benefit obligations (Note 16)	98	119
Accrued mark-to-market liability on equity derivative (Note 20)(4)(5)	—	35
Asset retirement obligations (Note 17)	23	20
Restricted stock unit plan obligations (Note 11)	19	6
Fair value of commodity-based derivatives(5)	—	2
Other long-term liabilities(6)	40	57
	180	239
	$265	$333

Carrying amounts are classified into the following category:

December 31 (millions of dollars)	2007
Other liabilities (Note 20)	$40

(1)   Represents the long-term portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership. The deferred gain is being recognized in income (loss) on a straight-line basis over the 20-year storage contract entered into immediately following the sale.

(2)   Represents the long-term portion of a deferred gain realized on the sale of an ethylene pipeline system. See Note 6.

(3)   Represents the long-term portion of deferred gains realized on liquidation of floating-for-fixed interest rate swaps. See Note 20. In 2007, deferred gains on interest rate swaps have been reclassified to Long-term debt. See Note 2.

(4)   In 2007, the equity derivative was reclassified to Accounts payable and accrued liabilities because it expires in November 2008. See Note 7.

(5)   Classified as held-for-trading and carried at fair value. See Note 20.

(6)   Classified as other liabilities and carried at amortized cost, which approximates fair value. See Note 20.

10. Common Shares

Shares Reserved For Future Issue

December 31 (number of shares)	2007	2006	2005
Under the employee incentive stock option plan(1)(2)	7,185,096	7,678,352	7,874,725
Under the director compensation plan	47,800	47,800	47,800
	7,232,896	7,726,152	7,922,525

(1)   Under the employee incentive stock option plan, options are outstanding to officers and employees to purchase 2,826,041 shares at prices ranging from $26.35 to $58.24 (Canadian dollar TSX pricing) and 1,228,526 shares at prices ranging from $31.05 to $47.00 (US dollar NYSE pricing) per share, with expiration dates between July 3, 2008, and Feb. 8, 2017. A total of 3,130,529 common shares are reserved but unallocated. See Note 11 for further details regarding the plan.

(2)   A total of 13 million common shares was approved by shareholders for issuance under the employee incentive stock option plan. No changes have been made since this approval.

90  Notes to Consolidated Financial Statements

NET INCOME (LOSS) PER SHARE

The following table outlines the calculation of basic and diluted net income (loss) and net income (loss) per common share:

year ended December 31 (millions of dollars,	2007	2007	2006	2006	2005	2005
except per share amounts)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss)	$ 347	$347	$(703)	$(703)	$(101)	$(101)
Weighted-average common shares outstanding	82.9	82.9	82.5	82.5	82.6	82.6
Add effect of dilutive items:(1)
Stock options	—	0.6	—	—	—	—
Weighted average common shares for EPS calculation	82.9	83.5	82.5	82.5	82.6	82.6
Net income (loss) per common share	$4.19	$4.16	$(8.52)	$(8.52)	$(1.22)	$(1.22)

(1)   No stock options were excluded from the computation of diluted earnings per share for the year ended Dec. 31, 2007. A total of 3.5 million and 4.8 million stock options have been excluded from the computation of diluted earnings per share for the years ended Dec. 31, 2006 and 2005, respectively, as their impact would not be dilutive. As of Sep. 30, 2005, the Series A preferred shares are no longer convertible to NOVA Chemicals’ common shares and, therefore, are no longer a dilutive factor in the earnings per share calculation. No restatements were made to prior years.

SHAREHOLDER RIGHTS PLAN

In May 1999, NOVA Chemicals’ shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals’ common shares or until a person acquires 20% or more of NOVA Chemicals’ common shares. The plan expires in May 2009.

11. Stock-Based Compensation

In 2006, the Corporation adopted accounting recommendations related to stock-based awards granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period. Application of this recommendation results in acceleration of the recognition of stock-based compensation expenses (see Note 2).

EMPLOYEE INCENTIVE STOCK OPTION PLAN

The Corporation may grant options to its employees for up to 13 million common shares. During 2005, the Corporation amended its Employee Incentive Stock Option Plan such that options may be granted which are exercisable based on the Corporation’s New York Stock Exchange (NYSE) common share price. Accordingly, the exercise price of an option may equal the closing market price on the Toronto Stock Exchange (TSX) or the NYSE of the Corporation’s common stock on the date of grant. Options may be exercised over a 10-year period, and generally 25% of the options vest at the grant date with further vesting of 25% in each of the next three years.

All options granted since Jan. 1, 2002, are accounted for using the fair-value method. The fair value of stock options are expensed over their vesting period and reflected in earnings as the related services are provided, with a corresponding amount recorded to contributed surplus. On exercise of options for common shares, amounts previously recorded to contributed surplus for compensation costs are transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to contributed surplus for compensation costs are transferred to reinvested earnings (deficit). The Corporation uses the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

Options may be settled by issuance of common shares or retired, whereby the option premium (the differential between the market price and the exercise price) is paid in cash. Amounts paid are recorded as a charge to reinvested earnings (deficit), net of related tax benefits. Options also may be settled periodically as share appreciation rights (SARs), whereby the option premium is settled by issuance of common shares. Options settled by issuance of shares are cancelled, whereas options settled by other means are returned to the unallocated pool of options available for issue.

Notes to Consolidated Financial Statements   91

A summary of the status of the Corporation’s employee incentive stock option plan for options based on TSX pricing, as of Dec. 31, 2007, 2006 and 2005, and changes during the years then ended is presented below:

year ended December 31	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Options	(Canadian $)	Options	(Canadian $)	Options	(Canadian $)
Outstanding at beginning of year	4,286,234	$29.48	4,667,898	$28.69	5,849,131	$27.95
Granted	97,200	$36.69	232,059	$38.11	91,450	$58.14
Exercised – settled in shares	(357,683)	$25.25	(129,007)	$23.70	(570,060)	$26.93
Exercised – retired for cash	(670,781)	$29.28	(259,003)	$27.84	(469,091)	$29.21
Exercised – settled as SARs(1)	(507,221)	$28.03	(179,785)	$23.93	(218,219)	$24.80
Cancelled	(21,708)	$43.19	(45,928)	$39.48	(15,313)	$29.15
Outstanding at end of year	2,826,041	$30.47	4,286,234	$29.48	4,667,898	$28.69
Exercisable at end of year	2,640,162	$29.84	4,043,465	$28.83	4,249,162	$28.18

(1)  In 2007, 135,573 shares were issued to settle options exercised as SARs (2006 — 67,366 and 2005 — 124,610).

The following table summarizes information about employee incentive stock options, based on TSX pricing, outstanding at Dec. 31, 2007:

		Options Outstanding		Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise Price	Number	Exercise Price
Range of Exercise Prices (Canadian $)	Outstanding	Life (years)	(Canadian $)	Exercisable	(Canadian $)

$26.35 – $28.05	1,661,170	2.6	$26.17	1,661,170	$26.17
$30.75 – $58.24	1,164,871	5.3	$36.59	978,992	$36.07
	2,826,041			2,640,162

A summary of the status of the Corporation’s employee incentive stock option plan, for options based on NYSE pricing, as of Dec. 31, 2007, 2006 and 2005, and changes during the years then ended is presented below:

year ended December 31	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Options	(U.S. $)	Options	(U.S. $)	Options	(U.S. $)

Outstanding at beginning of year	1,192,463	$38.60	439,713	$46.78	—	$ —
Granted	76,900	$31.05	775,200	$33.95	441,300	$46.78
Exercised – settled in shares	—	$ —	—	$ —	(487)	$47.00
Exercised – retired for cash	(12,011)	$33.57	—	$ —	—	$ —
Cancelled	(28,826)	$39.25	(22,450)	$38.44	(1,100)	$47.00
Outstanding at end of year	1,228,526	$38.16	1,192,463	$38.60	439,713	$46.78
Exercisable at end of year	711,965	$39.60	428,538	$40.63	111,885	$46.78

92  Notes to Consolidated Financial Statements

The following table summarizes information about employee incentive stock options, based on NYSE pricing, outstanding at Dec. 31, 2007:

year ended December 31		Options Outstanding		Options Exercisable
Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise Price	Number	Exercise Price
Range of Exercise Prices (U.S. $)	Outstanding	Life (years)	(U.S. $)	Exercisable	(U.S. $)

$31.05 – $47.00	1,228,526	7.8	$38.16	711,965	$39.60

In 2007, 2006 and 2005, the Corporation recognized total compensation cost of $2 million, $9 million and $8 million, respectively, for stock-based employee compensation awards.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

Weighted-Average Assumptions	2007	2006	2005
Expected dividend yield (%)	1.1	1.1	0.7
Expected volatility (%)	33.6	33.1	31.6
Risk-free interest rate (%)	4.4	4.5	3.8
Expected life (years)	4.0	4.0	4.0
Fair value of options granted during the year (U.S. $)	$9.3	$10.0	$13.4

EQUITY APPRECIATION PLAN

The Corporation has an equity appreciation plan in which units are granted to employees. The redemption price of a unit is determined by the closing market price on the NYSE of the Corporation’s common shares on the date of grant. Units may be redeemed for cash over a 10-year period, and generally 25% of the units vest at the grant date with further vesting of 25% in each of the next three years. In accordance with EIC 162 (see Note 2), the stock-based compensation expense is accelerated for units granted to employees who are eligible for retirement at the grant date or will be eligible before the end of the vesting period. The value of a unit on the redemption date is the difference between the closing price of the Corporation’s common shares on that date and the redemption price.

At Dec. 31, 2007, the mark-to-market value of the vested units was approximately $27 million (2006 — $24 million). The entire liability was classified as current as of Dec. 31, 2007 and 2006.

Notes to Consolidated Financial Statements   93

A summary of the status of the Corporation’s equity appreciation plan as of Dec. 31, 2007, 2006 and 2005, and changes during the years then ended is presented below:

year ended December 31	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Redemption		Redemption		Redemption
		Price		Price		Price
Equity Appreciation Units	Units	(U.S. $)	Units	(U.S. $)	Units	(U.S. $)

Outstanding at beginning of year	3,505,591	$21.20	3,618,678	$21.18	3,801,143	$21.08
Granted	—	$ —	—	$ —	9,000	$30.59
Redeemed	(930,514)	$18.78	(109,823)	$20.26	(190,040)	$19.69
Cancelled	(725)	$27.90	(3,264)	$27.90	(1,425)	$24.77
Outstanding at end of year	2,574,352	$22.08	3,505,591	$21.20	3,618,678	$21.18
Exercisable at end of year	2,574,352	$22.08	3,276,259	$20.73	2,786,063	$20.54

The following table summarizes information about equity appreciation units outstanding at Dec. 31, 2007:

				Units Outstanding		Units Exercisable
			Weighted-	Weighted-		Weighted-
			Average	Average		Average
			Remaining	Redemption		Redemption
		Number	Contractual	Price	Number	Price
Range of Redemption Prices (U.S. $)		Outstanding	Life (years)	(U.S. $)	Exercisable	(U.S. $)

$17.42 – $21.72		1,741,675	3.9	$19.33	1,741,675	$19.33
$23.49 – $30.59		832,677	6.1	$27.82	832,677	$27.82
		2,574,352			2,574,352

RESTRICTED STOCK UNIT PLAN

The Restricted Stock Unit Plan is a phantom stock plan wherein the value of a restricted stock unit (RSU) is determined by the value of the Corporation’s common shares on the vesting date and is paid to employees in cash or open market shares at the Corporation’s discretion. The value of an RSU is determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vest and proceeds are distributed three years from the grant date. The value of any common share dividends declared during the vesting period is credited to each RSU account. The value of the RSUs is expensed over the vesting period and is marked to market.

A summary of the status of the Corporation’s restricted stock unit plan as of Dec. 31, 2007, 2006 and 2005, and changes during the years then ended is presented below:

year ended December 31	2007	2006	2005
Restricted Stock Units	Units	Units	Units
Outstanding at beginning of year	591,377	417,730	196,178
Granted	554,850	231,470	229,395
Dividend equivalents credited	10,127	6,460	3,385
Redeemed	(131,006)	(57,836)	(9,403)
Cancelled	(30,368)	(6,447)	(1,825)
Outstanding at end of year	994,980	591,377	417,730

The mark-to-market liability for the RSU plan was $26 million at Dec. 31, 2007 (2006 – $14 million). Of the total liability, $7 million (2006 – $8 million) was classified as current.

94    Notes to Consolidated Financial Statements

12. Deferred Share Unit Plans

Under the Corporation’s Deferred Share Unit Plans (DSUP), key employees and non-employee directors may elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSUs).

The amount of the management incentive award that a key employee elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of NOVA Chemicals’ common shares for the last five consecutive trading days of the month of December prior to the performance period.

The amount of fees that a non-employee director elects to have participate in the DSUP will be converted to an equivalent number of DSUs based on the average closing price, on the TSX or NYSE, of NOVA Chemicals’ common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned. The units are redeemable upon retirement or termination from the Corporation (see Note 7).

A summary of the status of the Corporation’s deferred share unit plans as of Dec. 31, 2007, 2006 and 2005, and changes during the years ended on those dates is presented below:

year ended December 31	2007		2006		2005
				Weighted-		Weighted-
		Average		Average		Average
		Price		Price		Price
Employee Deferred Share Units	Units	(U.S. $)	Units	(U.S. $)	Units	(U.S. $)

Outstanding at beginning of year	547,643	$19.90	520,885	$19.18	508,593	$18.75
Earned	179,249	$28.07	26,758	$34.04	12,292	$36.82
Redeemed	(162,191)	$23.65	—	$ —	—	$ —
Outstanding at end of year	564,701	$21.42	547,643	$19.90	520,885	$19.18

year ended December 31	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Price		Price		Price
Non-Employee Directors Deferred Share Units	Units	(Canadian $)	Units	(Canadian $)	Units	(Canadian $)

Outstanding at beginning of year	101,131	$31.35	83,075	$31.01	79,938	$29.80
Earned	18,023	$34.09	18,056	$32.93	8,329	$42.13
Redeemed	(1,727)	$33.87	—	$ —	(5,192)	$30.24
Outstanding at end of year	117,427	$31.73	101,131	$31.35	83,075	$31.01

The amount expensed in aggregate related to the award of units was approximately $1 million (2006 — $1 million and 2005 - $1 million).

13. Restructuring Charges

2007

In 2007, NOVA Chemicals recorded restructuring charges of $86 million before-tax ($55 million after-tax) related to the following:

In May 2007, the Company accrued $7 million of restructuring costs associated with the elimination of approximately 90 positions in the U.S. and Europe. As of Dec. 31, 2007, $4 million of the severance costs had been paid to employees.

In September 2007, NOVA Chemicals announced that it had acquired the exclusive production rights from Sterling Chemicals’ Texas City, Texas, styrene plant on behalf of the INEOS NOVA joint venture. These rights were assigned to INEOS NOVA on Oct. 1, 2007. In November 2007, Sterling Chemicals announced its plans to permanently shut down the

Notes to Consolidated Financial Statements    95

Texas City plant as a result of INEOS NOVA’s nomination of zero production volumes. As a result, NOVA Chemicals recorded a $29 million restructuring charge which represents NOVA Chemicals’ 50% share of the charge. Sterling is responsible for all related plant closure and severance costs.

In October 2007, INEOS NOVA announced its plans to shut down the Montréal, Quebec, polystyrene site by the end of 2007. NOVA Chemicals recorded a $3 million charge related to its share of closure and severance costs incurred by the INEOS NOVA joint venture. No asset write-down was necessary as there was no remaining book value for this plant. None of these closure costs were paid as of Dec. 31, 2007.

In November 2007, INEOS NOVA announced that it would cease polystyrene production at its Belpre, Ohio, polystyrene plant and permanently shut down the plant in 2008. As a result, NOVA Chemicals recorded $32 million, its share of the impairment charge, as an increase in accumulated depreciation. In addition to the plant write-down, a $3 million charge was recorded related to NOVA Chemicals’ share of the severance costs associated with the closure of this plant. None of these closure costs were paid as of Dec. 31, 2007.

NOVA Chemicals also accrued $3 million of restructuring charges related to additional actions taken in Europe by the INEOS NOVA joint venture. As of Dec. 31, 2007, $1 million had been paid.

The remaining $9 million relates to INEOS NOVA and NOVA Chemicals’ other restructuring actions to reduce costs.

2006

In 2006, NOVA Chemicals recorded a restructuring charge of $985 million before-tax ($861 million after-tax) related to the following:

The Company recorded an impairment charge of $860 million related to the STYRENIX business unit assets. The STYRENIX business unit included the Styrene Monomer, North American Solid Polystyrene and NOVA Innovene European joint venture segments. The STYRENIX business unit had not been profitable due to poor market conditions, and in recent years leading up to the impairment charge both NOVA Chemicals and the NOVA Innovene joint venture had reduced production capacity through plant closures. In July 2006, NOVA Chemicals announced it would investigate various alternatives for the STYRENIX business unit, including sale, formation of a joint venture with other producers, or spin out. NOVA Chemicals assessed the recoverability of the STYRENIX assets and determined that the carrying value exceeded the estimated future cash flows from these assets. Based on this analysis, the fair market value of these STYRENIX facilities was determined to be $242 million. In October 2007, the STYRENIX business unit assets were contributed to the INEOS NOVA joint venture (see Note 5).

NOVA Innovene permanently closed its Carrington, UK, solid polystyrene facility in October 2006. The Company recorded a restructuring charge of $56 million related primarily to non-cash asset write-downs of the plant including $8 million related to total expected severance and other departure costs. As of Dec. 31, 2007, substantially all of the severance and other departure costs were paid.

During 2006, NOVA Chemicals restructured its North American operations to better align resources and reduce costs. As a result, the Company recorded a $53 million restructuring charge related to severance, pension and other employee-related costs. Of this amount, $10 million related to one-time pension curtailment and special termination benefits. Of the remaining $43 million, $33 million had been paid as of Dec 31, 2007.

A $15 million charge was recorded related to the accrual of total expected severance costs for the Chesapeake, Virginia, polystyrene plant, which was closed in 2006. As of Dec. 31, 2007, $9 million had been paid to former employees.

Lastly, $1 million (less than $1 million after-tax) of restructuring costs related to actions taken by NOVA Innovene were accrued.

Impairment charges totaling $907 million during 2006 related to non-cash write-downs of plant and equipment were recorded as an increase in accumulated depreciation.

2005

During 2005, the Corporation provided for $168 million in restructuring charges related to the following:

A $76 million write-down of the Berre, France, EPS plant and the Carrington, UK, EPS plant was recorded, following the announcement by NOVA Innovene to cease EPS production at Berre and permanently shutdown the EPS plant at Carrington. These actions were completed in 2006. In addition to the plant write-downs, a $7 million charge related to NOVA Chemicals’ share of the severance costs incurred by the NOVA Innovene joint venture associated with these closures was recorded. All severance costs owing have been paid by the joint venture.

96    Notes to Consolidated Financial Statements

A $76 million write-down of the Chesapeake, Virginia, plant value was the result of NOVA Chemicals’ decision to permanently close the plant. In addition, a $9 million charge was taken associated with the write-off of certain other nonproductive assets.

Restructuring activities are a corporate responsibility and are classified accordingly as Corporate in segmented reporting.

14. Other Gains

year ended December 31 (millions of dollars)	2007		2006		2005

	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax

Tax related settlement(1)	$—	$—	$—	$—	$6	$4
Gain on sale of Chesapeake(2)	17	12	—	—	—	—
Gain on sale of Cambridge	1	1	—	—	—	—
Other	2	1	1	1	2	1
	$20	$14	$ 1	$ 1	$8	$5

(1)    The Corporation recorded a gain in 2005 related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982.

(2)    The Corporation sold the land and plant facility at Chesapeake, Virginia which had ceased operations in June 2006.

15. Income Taxes

Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

(millions of dollars, except as noted)	2007	2006	2005
Income (loss) before income taxes	$398	$(847)	$(102)
Statutory income tax rate	32.12%	32.49%	33.62%
Computed income tax expense (recovery)	$128	$(275)	$ (34)
Increase (decrease) in taxes resulting from:
(Higher) lower effective foreign tax rates	(9)	(37)	9
Income tax rate adjustments(1)	(65)	(60)	—
Tax benefits not recognized(2)	14	226	16
Reduction in tax reserve(3)	(13)	—	—
Other	(4)	2	8
Income tax expense (recovery)	$ 51	$(144)	$ (1)
Current income tax expense	$109	$ 75	$ 68
Future income tax recovery	(58)	(219)	(69)
Income tax expense (recovery)	$ 51	$(144)	$ (1)

(1)    In 2007, the Federal Canadian Government (2006 – Alberta and Federal Canadian Governments) enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $65 million (2006 – $60 million and 2005 – $0). These benefits have been recorded as a reduction of income tax expense.

(2)    The tax benefit of certain costs have not been recorded due to the uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S.

(3)    Due to the settlement of a tax dispute, a previously recorded tax reserve was no longer required and resulted in a decrease in tax expense.

The following table outlines the principal temporary differences comprising the future income tax assets (liabilities):

(millions of dollars)	2007	2006
Basis difference in plant and equipment	$(624)	$(493)
Unrealized foreign exchange gains	(61)	(42)
Reserves not currently deductible	114	108
Losses available to be carried forward	259	202
Other	60	35
Valuation allowance	(258)	(245)
Net future income tax liability	$(510)	$(435)

Notes to Consolidated Financial Statements    97

At Dec. 31, 2007, the Corporation has U.S. Federal net operating loss carryforwards (NOL’s) of $493 million. The U.S. NOL’s will begin to expire in 2021 and fully expire in 2026. In addition, NOVA Chemicals has $353 million of NOL’s in Switzerland, with expiration dates from 2008 to 2013.

The Company’s valuation allowance of $258 million at Dec. 31, 2007, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in the U.S. and Switzerland.

The following table outlines the income tax expense (recovery) arising from Canadian and Foreign operations:

year ended December 31 (millions of dollars)	2007	2006	2005
Income (loss) before income taxes
Canadian	$480	$ 155	$ 201
Foreign	(82)	(1,002)	(303)
	$398	$ (847)	$(102)
Current income tax expense (recovery)
Canadian	$105	$ 71	$ 81
Foreign	4	4	(13)
	$109	$ 75	$ 68
Future income tax recovery
Canadian	$ (28)	$ (79)	$ (14)
Foreign	(30)	(140)	(55)
	$ (58)	$ (219)	$ (69)

Total income tax expense (recovery)	$ 51	$ (144)	$ (1)

16. Employee Future Benefits

PENSION PLANS

NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. One plan has provisions whereby the benefits are related to career average salaries. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all significant plans in North America and Europe was as of Dec. 31, 2006.

Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration of the Corporation’s pension liabilities. The plans’ assets consist primarily of publicly traded equity and fixed income securities. The Corporation used a measurement date of Nov. 30 for its 2005 pension and post-retirement plans. Effective Jan. 1, 2006, the Corporation changed its measurement date of Nov. 30 to Dec. 31 for its pension and post-retirement plans. The Dec. 31 measurement date was used in 2007 and will be used consistently in future periods.

On Sep. 28, 2007, NOVA Chemicals amended certain U.S. defined benefit plans. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and provide transition relief to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its U.S. defined contribution plans. The defined benefit option of certain Canadian pension plans was closed to new entrants on Jan. 1, 2000.

The restructuring that occurred in 2007 (see Note 13) and the defined benefit pension plan amendments described above triggered one or more of the following charges (benefits) during 2007: a curtailment charge (benefit), a special termination charge and a settlement charge. A curtailment charge (benefit) results from either the termination of

98    Notes to Consolidated Financial Statements

employment earlier than previously assumed or the significant reduction in future benefit accruals and requires the immediate recognition of unrecognized amounts that were scheduled to be reflected in future accounting periods. A special termination charge results from the enhancements provided under the voluntary programs (e.g., additional years of age and service). A settlement charge results when the total lump sums paid during a given year exceed a certain threshold. In 2006, the North American restructuring and redesign of certain European plans triggered one or more of the aforementioned charges (benefits). The impact of these charges is reflected in the tables on pages 99 and 100.

Upon commencement of the NOVA Innovene joint venture (subsequently expanded to include North American assets and renamed INEOS NOVA joint venture) in October 2005, the defined benefit pension plans of each pre-joint venture entity were transferred to the NOVA Innovene joint venture with the financial responsibility for pre-close assets and liabilities retained by the pre-joint venture company and the financial responsibility for post-close assets and liabilities assumed by the NOVA Innovene joint venture. There is a specific arrangement to identify and apportion the pre- and post-close assets and liabilities. Therefore, the amounts presented in the defined benefit pension tables represent NOVA Chemicals’ assets and obligations, for which it has provided an indemnity, and its share of the post-close assets and obligations of NOVA Innovene subsequent to Oct. 1, 2005.

Pension and post-retirement expense (included in operating and selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	Pension Plans			Post-Retirement Plans
year ended December 31 (millions of dollars)	2007	2006	2005	2007	2006	2005
Current service cost	$ 25	$ 27	$ 26	$ 2	$ 2	$ 2
Interest cost on accrued benefit obligations	46	43	39	5	5	4
Actual loss (return) on plan assets	2	(87)	(55)	—	—	—
Actuarial loss on accrued benefit obligations	5	28	2	—	—	—
Costs arising in the period	78	11	12	7	7	6
Differences between costs arising in the period
and costs recognized in the period in respect of
the long-term nature of employee future
benefit costs:
(Return) loss on plan assets	(58)	42	18	—	—	—
Transitional (asset) obligation	(6)	(6)	(5)	1	1	1
Actuarial loss (gain)	4	(18)	5	1	1	1
Past service and actual plan amendments	—	—	1	(1)	(1)	—
Net defined benefit cost recognized	18	29	31	8	8	8
Curtailment / special termination (credit) charge	(4)	9	—	—	5	—
Settlement charge	—	3	—	—	—	—
Total benefit cost recognized	$ 14	$ 41	$ 31	$ 8	$ 13	$ 8

Notes to Consolidated Financial Statements   99

The status of all significant defined benefit pension and post-retirement plans is as follows:

	Pension Plans		Post-Retirement Plans
year ended December 31 (millions of dollars, except as noted)	2007	2006	2007	2006
Change in benefit obligations
Benefit obligation at beginning of year	$ 821	$ 797	$ 83	$ 70
Current service cost	25	27	2	2
Interest cost	46	43	5	5
Experience loss	14	23	7	13
Plan amendments	—	(8)	(10)	(10)
Curtailment/special (benefits) charges	(20)	(3)	1	6
Settlement gain	(3)	(33)	—	—
Employee contributions	4	8	—	1
Acquisition/divestiture	1	—	—	—
Benefits paid	(57)	(45)	(5)	(4)
Foreign currency exchange rate loss	119	12	7	—
Benefit obligation at end of year	$ 950	$ 821	$ 90	$ 83
Change in plan assets
Fair value of plan assets at beginning of year	$ 685	$ 585	$ —	$ —
Actual (loss) return on plan assets	(2)	87	—	—
Employer and employee contributions	58	83	5	4
Settlement loss	(3)	(35)	—	—
Acquisition/divestiture	1	—	—	—
Benefits paid	(57)	(44)	(5)	(4)
Foreign currency exchange rate gain	102	9	—	—
Fair value of plan assets at end of year	$ 784	$ 685	$ —	$ —
Funded status
Plan assets in deficiency of benefit obligation	$(166)	$(136)	$(90)	$(83)
Unrecognized net transitional (asset) obligation	(39)	(38)	9	8
Unrecognized prior service cost	(6)	(4)	(17)	(8)
Unrecognized net actuarial loss	229	155	30	23
Net amounts recognized in consolidated balance sheets	$ 18	$ (23)	$(68)	$(60)

Weighted-average assumptions used to determine
end of year obligations	2007	2006	2007	2006

Discount rate	5.4%	5.1%	5.8%	5.7%
Assumed long-term rate of return on plan assets(1)	7.5%	7.4%	—	—
Rate of increase in future compensation	3.9%	3.2%	—	—
Long-term health care inflation(2)	—	—	5.0%	4.9%

(1)    NOVA Chemicals establishes an appropriate long-term rate of return for each plan’s assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

(2)    Ultimate trend rate, expected to be achieved by 2013 for Canadian plans and 2014 for U.S. plans. The assumed health care cost trend rate used to measure the 2007 expected cost of benefits covered by the plans is 9% on average.

POST EMPLOYMENT BENEFITS

NOVA Chemicals recorded a liability of $5 million in 2007; $5 million in 2006; and $4 million in 2005 for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled’s attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal actuarial valuation is performed every three years with the most current evaluation having been performed as of Dec. 31, 2005.

100   Notes to Consolidated Financial Statements

The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. The accrued benefit obligations and fair value of assets for NOVA Chemicals’ pension plans in which the accrued benefit obligations exceed the fair value of plan assets, as of each year end, are shown below:

	Accrued Benefit	Fair Value of
(millions of dollars)	Obligation	Assets
December 31, 2007	$901	$727
December 31, 2006	$694	$551

Expected benefit payments for the defined benefit Notes to Consolidated Financial Statementsnpension plans and the post-retirement plans are as follows:

Post-Retirement
(millions of dollars)	Pension Plans	Plans
2008	$ 70	$ 6
2009	$ 39	$ 6
2010	$ 40	$ 7
2011	$ 42	$ 7
2012	$ 46	$ 7
Five Years Thereafter	$282	$39

In 2008, NOVA Chemicals expects to fund its defined benefit pension plans by $40 million.

DEFINED BENEFIT PLAN ASSETS

The investment strategy for NOVA Chemicals’ defined benefit plans is determined by the trustees for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan; the size of the assets; and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. For the significant plans, asset-liability modeling has been utilized to assist in setting the investment strategy. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Non-traditional assets such as real estate and venture capital may also be considered in certain situations. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

NOVA Chemicals’ Canadian and U.S. plans are the most significant to the Corporation with 85% of total pension assets. The asset allocation for these pension plans at the end of 2007 and 2006, and the target allocation for 2008, by asset category, follow. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

North American Plans

Asset Category	Target Allocation	Percentage of Plan Assets
Year ended December 31	2008	2007	2006
Equities	60%	58%	61%
Fixed Income	40%	42%	39%
Total	100%	100%	100%

The investment strategies for the pension plans in Europe (most of which are sponsored by INEOS NOVA) differ significantly across countries and from NOVA Chemicals’ North American plans. The different strategies reflect considerable variations in plan membership, plan liability structure, pension arrangements and plan asset size. Some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

Notes to Consolidated Financial Statements   101

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by an additional $8 million at Dec. 31, 2007, for Canadian plans and $4 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $7 million and $3 million for the Canadian and U.S. plans, respectively.

DEFINED CONTRIBUTION ARRANGEMENTS

NOVA Chemicals has a number of defined contribution arrangements providing pension benefits to certain groups of employees. The total expense for the Corporation’s contribution to these plans was $8 million in 2007; $8 million in 2006; and $7 million in 2005. In 2008, NOVA Chemicals expects to fund its defined contribution plans by approximately $14 million. This increase in funding reflects the Corporation’s decision to freeze the U.S. salaried defined benefit plan and to enhance contributions to the U.S. defined contribution plan.

17. Asset Retirement Obligations

The Corporation’s asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 25 to 40 years is between $225 million and $250 million. This amount is based on third-party cost estimates obtained from reputable sources after an in-depth review of active plant sites and required clean-up and restoration activities. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 10.5% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $23 million at Dec. 31, 2007, will increase, or accrete, each year over the lives of active plants until it equals the $225 million to $250 million expected to be incurred on closure of the plants.

year ended December 31	2007	2006
Beginning of year	$20	$18
Obligations contributed to INEOS NOVA joint venture	(3)	—
Increase in present value of the obligations (accretion expense)	2	2
Liabilities recorded from INEOS NOVA	4	—
End of year	$23	$20

18. Contingencies and Commitments

Various lawsuits and claims are pending by and against the Corporation. It is the opinion of management that final determination of these claims will not materially affect the financial position or operating results of the Corporation.

The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $490 million in total with annual amounts of $51 million in 2008, $48 million in 2009, $45 million in 2010, $39 million in 2011, $37 million in 2012, and $270 million thereafter. Rental expense under operating leases was $61 million in 2007 (2006 – $62 million and 2005 – $63 million).

The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are approximately $8,990 million in total with annual amounts of $2,811 million in 2008, $1,173 million in 2009, $895 million in 2010, $474 million in 2011, $471 million in 2012 and $3,166 million thereafter.

102   Notes to Consolidated Financial Statements

The Corporation is obligated under several long-term ethylene and benzene feedstock supply agreements to supply INEOS NOVA with up to 441 million pounds of ethylene and 65 million gallons of benzene annually. The agreements run through December 2022. NOVA Chemicals also agreed to provide IT support and lease office space to INEOS NOVA through December 2008.

19. Segmented Information

NOVA Chemicals considers both qualitative and quantitative factors in determining reportable segments. Before applying quantitative analyses, NOVA Chemicals aggregates the business segments with similar economic characteristics and business segments with similarities in each of the following areas: nature of the product and service, nature of the production process, type or class of customer, methods used to distribute the products or provide the services and, if applicable, the nature of the regulatory environment. Based on the aggregation of the operating segments, NOVA Chemicals performs quantitative tests based on revenue, profit and loss and assets.

NOVA Chemicals has reviewed its reportable business segments as a result of the commencement of the expansion of its then existing European joint venture with INEOS to include the North American STYRENIX assets (see Note 5). Based on results of the quantitative and qualitative analyses performed, NOVA Chemicals reduced the number of reportable segments from seven to five. NOVA Chemicals has collapsed the former STYRENIX segments (styrene monomer, North American polystyrene and European joint venture) into one segment to reflect the way in which the chief operating decision maker receives information to allocate resources and assess performance prospectively. This change does not impact the operation of the business units or the previously reported financial position, results of operations or cash flows. Prior periods have been restated accordingly.

(1) JOFFRE OLEFINS

Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons and hydrogen.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to third parties who use ethylene to produce polyethylene and other products.

(2) CORUNNA OLEFINS

Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.

(3) POLYETHYLENE

Products: LLDPE, LDPE and HDPE.

Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles and toys. Industrial applications include storage drums, industrial wrap, retail packaging, and building products.

(4) PERFORMANCE STYRENICS

Products: EPS and Styrenic Performance Polymers which include polymers such as ARCEL® and DYLARK® resins, as well as downstream business ventures. None of these products exceed the quantitative threshold for separate reportable segments.

Applications: EPS is sold to customers who make products for end-use applications including packaging for food and consumer products, and insulation for the building and construction industry. Customers for Styrenic Performance Polymers make protective packaging, automotive interiors, food packaging, consumer goods, appliances and components for the construction industry.

Notes to Consolidated Financial Statements   103

(5) INEOS NOVA JOINT VENTURE

Products: Styrene, North American SPS, European EPS and SPS, ZYLAR® and NAS® resins.

Applications: Styrene is used internally by INEOS NOVA to produce styrenic polymers or sold to customers who use styrene to produce styrenic polymers and other products such as synthetic rubber and unsaturated polyesters. SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances and construction components. EPS is sold to customers who make products for end-use applications including packaging for food and consumer products, and insulation for the building and construction industry. ZYLAR and NAS are high-clarity styrene acrylic co-polymers and blends or alloys thereof with added strength. They are used in medical applications, clear household appliance applications and computer housings.

CORPORATE

Corporate includes all stock-based compensation and profit sharing costs, all unrealized gains and losses on the stock-based forward transaction and mark-to-market feedstock derivatives and all restructuring and corporate operating costs. Beginning in the first quarter of 2007, NOVA Chemicals no longer allocates interest, income taxes or corporate operating costs to the business segments. Prior periods have been revised to reflect this change. Operating costs include corporate depreciation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies on pages 75 to 81 of the Notes to Consolidated Financial Statements.

Segment performance is evaluated based on measures of profit or loss. Adjusted EBITDA is the measure of profit or loss used by management and used by investors to evaluate the ability of each segment to generate operating cash flow.

NOVA Chemicals accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market price.

104   Notes to Consolidated Financial Statements

The following tables provide information for each segment:

Revenue from External Customers(1)

	2007	2006	2005
Joffre Olefins	$ 970	$ 881	$ 963
Corunna Olefins	1,334	1,245	897
Polyethylene	2,016	1,917	1,625
Performance Styrenics	402	375	360
INEOS NOVA Joint Venture	2,080	2,163	1,893
Eliminations	(70)	(62)	(122)
Total revenue from external customers	$ 6,732	$ 6,519	$ 5,616

(1)    Third-party.

Intercompany and Affiliate Revenue

	2007	2006	2005
Joffre Olefins	$ 833	$ 863	$ 741
Corunna Olefins	741	752	533
Polyethylene	6	5	3
Performance Styrenics	10	10	3
INEOS NOVA Joint Venture	12	23	44
Eliminations	(1,602)	(1,653)	(1,324)
Total intercompany and affiliate revenue	$ —	$ —	$ —

Total Revenue(1)

	2007	2006	2005
Joffre Olefins	$ 1,803	$ 1,744	$ 1,704
Corunna Olefins	2,075	1,997	1,430
Polyethylene	2,022	1,922	1,628
Performance Styrenics	412	385	363
INEOS NOVA Joint Venture	2,092	2,186	1,937
Eliminations	(1,672)	(1,715)	(1,446)
Total revenue	$ 6,732	$ 6,519	$ 5,616

(1)    Before intersegment eliminations.

Adjusted EBITDA(1)

	2007	2006	2005
Joffre Olefins	$ 588	$ 587	$ 340
Corunna Olefins	209	93	79
Polyethylene	196	141	234
Performance Styrenics	(5)	(17)	7
INEOS NOVA Joint Venture	17	(43)	(102)
Corporate	(102)	(153)	(110)
Eliminations	(18)	(4)	13
Total adjusted EBITDA	$ 885	$ 604	$ 461
Restructuring charges	(86)	(985)	(168)
Other gains	20	1	8
Interest expense	(175)	(168)	(113)
Depreciation and amortization	(246)	(299)	(290)
Income (loss) before income taxes	$ 398	$ (847)	$ (102)

(1)    Net income (loss) before restructuring charges, other gains, interest expense, depreciation and amortization and income taxes.

Notes to Consolidated Financial Statements   105

Operating Income (Loss)

	2007	2006	2005
Joffre Olefins	$ 531	$ 537	$ 290
Corunna Olefins	144	36	30
Polyethylene	127	75	172
Performance Styrenics	(30)	(29)	(5)
INEOS NOVA Joint Venture	(4)	(149)	(211)
Corporate	(197)	(1,146)	(286)
Eliminations	(18)	(4)	13
Total operating income (loss)	$ 553	$ (680)	$3
Interest expense (net)	(175)	(168)	(113)
Other gains and losses (net)	20	1	8
Income tax (expense) recovery	(51)	144	1
Net income (loss)	$ 347	$ (703)	$ (101)

Depreciation and Amortization

	2007	2006	2005
Joffre Olefins	$ 57	$ 50	$ 50
Corunna Olefins	65	57	49
Polyethylene	69	66	62
Performance Styrenics	25	12	12
INEOS NOVA Joint Venture	21	106	109
Corporate	9	8	8
Total depreciation and amortization	$ 246	$ 299	$ 290

Capital Expenditures

	2007	2006	2005
Joffre Olefins	$ 21	$ 25	$ 18
Corunna Olefins	63	45	204
Polyethylene	32	23	34
Performance Styrenics	10	81	86
INEOS NOVA Joint Venture	30	24	77
Total capital expenditures	$ 156	$ 198	$ 419

Assets

	2007	2006
Joffre Olefins	$ 874	$ 728
Corunna Olefins	1,395	1,065
Polyethylene	1,170	917
Performance Styrenics	367	392
INEOS NOVA Joint Venture	683	726
Corporate	378	267
Eliminations	(31)	(18)
Total assets	$ 4,836	$ 4,077

106   Notes to Consolidated Financial Statements

GEOGRAPHIC INFORMATION

Revenue from External Customers(1)

	2007	2006	2005
Canada	$2,333	$2,304	$1,976
United States	2,896	2,757	2,478
Europe and Other	1,503	1,458	1,162
	$6,732	$6,519	$5,616

(1)  Based on location of customer.

Assets(1)

	2007	2006
Canada	$3,320	$2,827
United States	1,042	857
Europe and Other	474	393
	$4,836	$4,077

(1)  Based on location of operating facility.

20. Financial Instruments

CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Carrying amounts and net gains/(losses) of NOVA Chemicals’ financial instruments are classified into the following categories:

December 31 (millions of dollars)
		Net gain (loss)
	Carrying amounts	From interest
		income	Unrealized	Net gain
	2007	(expense), net	gain (loss)	(loss)
Held-for-trading(1)	$ 120	$ (2)	$ 37	$ 35
Loans and receivables(2)	$ 584	2	—	2
Available-for-sale securities(3)	$ 15	—	(1)	(1)
Other financial liabilities(4)	$ 2,851	(154)	—	(154)
		$ (154)	$ 36	$ (118)

(1)  Reported at fair value and classified as held-for-trading in accordance with CICA Section 3855 and includes: Cash and cash equivalents and derivative instruments (see Notes 3, 5, 7 and 9).

(2)  Reported at amortized cost, which approximates fair value and includes: trade accounts receivable, advances receivable from affiliates, other receivables (see Note 3) and note receivable (see Notes 3 and 5), and Restricted cash and other assets.

(3)  Includes investments in non-affiliated entities with quoted market prices in an active market totaling $4 million and investments in non-affiliated entities that do not have quoted market prices in an active market totaling $11 million which are carried at cost (see Note 5).

(4)  Reported at amortized cost and includes: trade accounts payable, other accounts payable and certain accrued liabilities (see Note 7); bank loans; long-term debt, excluding obligations under capital leases (see Note 8); and certain long-term liabilities (see Note 9).

FINANCIAL INSTRUMENT FAIR VALUES

Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

The carrying amounts reported on the Consolidated Balance Sheets for Cash and cash equivalents (included in the held-for-trading category), loans and receivables and other financial liabilities (excluding Long-term debt) approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

Notes to Consolidated Financial Statements   107

December 31 (millions of dollars)	Carrying Amount(1)		Estimated Fair Value(2)
	2007	2006	2007	2006
Long-term debt	$1,794	$1,844	$1,798	$1,819

(1)  Includes debt installments due within one year.

(2)  The fair value of long-term debt is based on quoted market prices, where available. Preferred shares can not be valued from a market perspective, therefore the value is  based on their face value, less related deferred gain.

FOREIGN EXCHANGE RISK MANAGEMENT

NOVA Chemicals has U.S., Canadian and European-based petrochemical operations and a Canadian functional currency. As a result, the Corporation is exposed to currency risks from its investing, financing and operating activities. Risks from foreign currencies may be hedged using cash contracts, spot contracts, forward contracts and swap transactions to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company’s foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals’ cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals’ functional currency are generally not hedged; however, NOVA Chemicals may decide to hedge this risk under certain circumstances.

Foreign currency risks may also result from certain investing activities such as the acquisition and disposal of investments in foreign companies, and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. These risks also generally are not hedged.

NOVA Chemicals’ subsidiaries and affiliated entities generally execute their operating activities in their respective functional currencies. NOVA Chemicals normally does not use currency derivatives to hedge such payments.

At Dec. 31, 2007, NOVA Chemicals had an outstanding foreign currency swap for the purpose of balancing the Company’s cash position. The swap was set up to buy $63 million Canadian dollars (sell $63.6 million U.S. dollars) for value on Dec. 31, 2007, and sell $63 million Canadian dollars (buy $63.6 million U.S. dollars) on Jan. 2, 2008. The fair value of the swap was not material to the Consolidated Financial Statements.

At Dec. 31, 2007, INEOS NOVA had several short-term foreign currency swaps outstanding maturing through Feb. 29, 2008. NOVA Chemicals 50% share of the swaps fair value is a gain of $1 million and is included in Feedstock and operating costs on the Consolidated Statements of Income (Loss).

For the disclosure of market risks including foreign currency risk, commodity price risk and interest rate risk, CICA Section 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date.

Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency. Differences resulting from the translation of the consolidated financial statements into NOVA Chemicals’ reporting currency are not taken into consideration in such sensitivity analysis. Relevant risk variables are generally all non-functional currencies in which NOVA Chemicals has financial instruments.

At Dec. 31, 2007, NOVA Chemicals assessed the effect of a reasonably possible change in the Canadian dollar and Euro relative to the U.S. dollar. There was no material effect on after-tax income and other comprehensive income.

STOCK PRICE VOLATILITY RISK MANAGEMENT

In 2005, the Corporation entered into cash-settled share forward transactions to manage its exposure to fluctuations in its stock-based compensation costs related to its two cash-settled stock-based incentive compensation plans (the restricted stock unit plan and the equity appreciation plan). Compensation costs associated with the plans fluctuate as a result of changes in the market price of the Corporation’s common stock. In 2005, the Corporation entered into forward transactions for a total of 3,612,100 notional common shares with an average forward price of U.S. $45.66. The forward transactions are cash-settled at the end of a three-year term (November 2008), or at any time prior to that date, at the option of the Corporation, based on the difference between the Corporation’s common stock price on the NYSE and the average execution price. If the Corporation’s common stock price is in excess of the average execution price on the settlement date, the Corporation will receive the difference per share in cash, and if the Corporation’s common stock price is less than

108   Notes to Consolidated Financial Statements

the average execution price, the Corporation will pay the difference per share in cash. The forward transactions include an interest component which is accrued and payable by the Corporation on settlement of the forward transactions. The average execution price is determined by reference to the average forward price, less the interest component, and is $37.56. If the Corporation’s common stock price is in excess of the average execution price, an unrealized gain is recorded and if the Corporation’s common stock price is below the average execution price, an unrealized loss is recorded. Unrealized gains and losses associated with the share forward transactions are recorded as part of Selling, general and administrative expenses, offsetting unrealized losses or gains on the cash-settled stock-based incentive compensation plans, and as long-term receivables or payables. At Dec. 31, 2007, the mark-to-market value of the share forward transactions was a $19 million (Dec. 31, 2006 – $35 million and Dec. 31, 2005 – $15 million) unrealized loss, resulting in a liability. At Dec. 31, 2007, this liability is reported in accrued liabilities (2006 – reported in long-term liabilities), since the forward transactions are due to expire in November 2008.

COMMODITY PRICE RISK MANAGEMENT

NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company’s hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

HEDGING

Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of NOVA Chemicals’ crude inventory against adverse changes in the market price. At inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Open commodity-based derivatives as of Dec. 31, 2007 used to hedge NOVA Chemicals’ crude inventory value matured in January 2008. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period. There was no hedge ineffectiveness recognized in consolidated net income during 2007.

In addition, the Company utilizes options, swaps and futures instruments that are effective as economic hedges of commodity price exposures, but do not meet the hedge accounting criteria of CICA Section 3865. The Corporation has recognized a net pre-tax gain of $58 million from commodity risk management activities in income (loss) for the year ended Dec. 31, 2007 (2006 – $6 million loss and 2005 – $19 million gain). This net gain (loss) is the result of $38 million (2006 – $15 million and 2005 – $7 million) of net realized gains from settled, crystallized, and liquidated positions and $21 million (2006 – $20 million loss and 2005 – $12 million gain) of net mark-to-market gains (losses) on unrealized positions. Gains and losses on commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

At Dec. 31, 2007, 2006 and 2005, there are no outstanding derivative contracts for natural gas or benzene.

At Dec. 31, 2007, 2006 and 2005, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock that do not qualify for hedge accounting are as follows:

December 31		2007	2006	2005
Notional volume(1)	millions bbls	13.8	17.8	5.4
Weighted-average price per bbl	U.S.	$53.40	$52.69	$51.56
Estimated fair value(2)	U.S. millions	$ 22	$ (2)	$ 19
Mark-to-market(3)	U.S. millions	$ 22	$ (2)	$ 19
Term to maturity	Months	1-39	1-21	1-19

(1)  2007 includes 5.5 million bbls (2006 – 7.5 million and 2005 – 2.3 million) of crude contracts and 8.3 million bbls (2006 – 10.3 million and 2005 – 3.1 million) of LPG contracts.

(2)  Unrealized gain (loss) determined using standard pricing models with market-based inputs, including energy futures price profiles and counterparty price curves.

(3)  Recognized before-tax gain (loss), which for 2005 is net of deferred transitional gains.

Notes to Consolidated Financial Statements   109

At Dec. 31, 2007, the notional volume and estimated fair value of outstanding derivative contracts for crude oil, refined products, and alternative feedstock that do qualify for hedge accounting are as follows:

December 31		2007
2007 Notional volume(1)	millions bbls	0.75
Weighted-average price per bbl	U.S.	$92.15
Estimated fair value(2)	U.S. millions	$ (2)
Mark-to-market(3)	U.S. millions	$ (2)
Term to maturity	Months	1

(1)    2007 includes 0.75 million bbls crude contracts.

(2)    Estimated fair values determined by calculating mark-to-market value of hedge positions using market-based energy futures price profiles and counterparty price curves.

(3)    Recognized before-tax loss.

Variable feedstocks are the single largest component of NOVA Chemicals’ costs and account for 70%-80% of the total cost of its products. NOVA Chemicals’ primary feedstocks include ethane, propane, butane, crude oil, benzene and natural gas. Feedstock costs heavily influence the price of the Company’s products.

For the disclosure of market risks, CICA Section 3862 requires sensitivity analyses that show the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables. The following table illustrates how changes in various feedstock costs could affect NOVA Chemicals’ after-tax income and other comprehensive income and are based on 2007 actual consumption volumes.

		Increase in
	Increase in	Other
	After-Tax	Comprehensive
year ended December 31, 2007 (millions of U.S. dollars)	Income	Income
Decrease in natural gas cost by U.S. 10¢ per mmBTU	$7.7	$7.7
Decrease in benzene cost by U.S. 5¢ per gallon	12.2	12.2
Decrease in propane cost by U.S. 65¢ per barrel	1.5	1.5
Decrease in butane cost by U.S. 72¢ per barrel	2.9	2.9
Decrease in crude oil/condensate cost by U.S. $1 per barrel	11.8	11.8

INTEREST RATE RISK MANAGEMENT

The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2007, the Company had no floating-for-fixed interest rate swaps outstanding. In 2006 and 2005, the Company had floating-for-fixed interest rate swaps outstanding on $300 million of medium-term notes, which expired upon repayment of the related debt in May 2006. These positions had an estimated fair market value of $0 at Dec. 31, 2006.

In prior years, a series of interest rate swaps on $550 million of fixed-rate debt were liquidated, resulting in a before-tax gain of $40 million in total. The gains have been deferred and are being recognized in income (loss) as a reduction of interest expense over the terms of the related debt instruments, of which $300 million matured in 2006 and $250 million matures in 2009. As a result of NOVA Chemicals’ adoption of CICA Section 3865 at Jan. 1, 2007, the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

For the disclosure of market risks, CICA Section 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of Dec. 31, 2007, were used.

Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects net income if such debt is measured at fair value. All of NOVA Chemicals fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk.

110   Notes to Consolidated Financial Statements

Changes in market interest rates would affect interest expense of NOVA Chemicals’ variable rate, long-term debt which is included in the sensitivity analysis calculation.

At Dec. 31, 2007, if interest rates at that date had been 1% lower, with all other variables held constant, after-tax income and other comprehensive income for the year would have been $6 million higher, arising mainly as a result of lower interest expense on variable rate borrowings.

LIQUIDITY RISK MANAGEMENT

NOVA Chemicals’ financial liabilities mature as follows:

		Due between
	Due within	1 year and	Due after
December 31, 2007 (millions of U.S. dollars)	1 year	5 years	5 years	Total
Bank loans	$ 3	$ —	$ —	$ 3
Current Other liabilities (Note 7)	1,123	—	—	1,123
Commodity-based derivatives (Notes 7 and 9)	1	—	—	1
Equity derivative (Note 7)	19	—	—	19
Long-term debt (Note 8)
Revolving credit facilities	—	106	—	106
Unsecured debentures and notes	125	653	500	1,278
Medium-term notes	—	250	—	250
Preferred shares	126	—	—	126
Other unsecured debt	3	17	20	40
Other long-term liabilities (Note 9)	—	59	121	180
	$1,400	$1,085	$641	$3,126

A liquidity reserve in the form of cash and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of NOVA Chemicals. Liquidity reserves totaled $552 million at Dec. 31, 2007. Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on-hand. Capital markets transactions, such as public debt issuances may also be used in managing the balance between maturing obligations and available liquidity.

CREDIT RISK MANAGEMENT

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment of an unrealized gain fails to perform. NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate that any counterparties it currently transacts with will fail to meet their obligations. At Dec. 31, 2007, 2006 and 2005, NOVA Chemicals had no credit exposure for foreign currency, interest rate or share-based instruments. At Dec. 31, 2007, NOVA Chemicals had $20 million credit exposure for commodity-based instruments (2006 – $0 and 2005 – $19 million).

Concentration of credit risk relates primarily to the Corporation’s receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals monitors receivables based on two such concentrations: North America and Europe. At Dec. 31, 2007, approximately 82% of the Corporation’s receivables were from North American customers and 18% were from customers in Europe. Trade receivables over 30 days at Dec. 31, 2007, were immaterial and NOVA Chemicals considers its trade receivables to be neither impaired nor past due. There is no indication as of Dec. 31, 2007, that the debtors will not meet their obligations. Bad debt write-offs during 2007 were also immaterial. The Corporation manages its credit risk relating to these receivables through credit approval and monitoring procedures. NOVA Chemicals establishes and reviews limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low to medium risk are reviewed and approved every twelve months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing

Notes to Consolidated Financial Statements   111

credit limits to accommodate rapid price increases. In those cases, NOVA Chemicals may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. High risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on “credit watch” when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer’s financial condition is weakening. If necessary, NOVA Chemicals can utilize credit insurance programs to ensure payment. NOVA Chemicals may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economical risk of selling in a certain country. The most prominent forms of security used by NOVA Chemicals are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At Dec. 31, 2007, NOVA Chemicals held collateral of approximately $21 million in a combination of letters of credit and personal guarantees from various customers.

The maximum exposure to credit risk is represented by the carrying amounts of the financial assets classified as loans and receivables as reported on page 107.

21. United States Generally Accepted Accounting Principles

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from U.S. GAAP. The effect of these differences on the Corporation’s Consolidated Statements of Net Income (Loss) and Consolidated Balance Sheets are as follows:

year ended December 31 (millions of dollars, except per share amounts)	2007	2006	2005
		restated (9)	restated (9)
Net income (loss) in accordance with Canadian GAAP	$ 347	$ (703)	$ (101)
Add (deduct) adjustments for:
Start-up costs(1)	2	(3)	(13)
Derivative instruments and hedging activities(2)	(1)	(2)	(3)
Inventory costing(3)	7	(1)	(1)
Stock-based compensation(4)	3	(1)	—
Accounting for uncertainty in income taxes(5)	6	—	—
Restructuring(6)	—	11	—
Other	—	1	1
Net income (loss) in accordance with U.S. GAAP	$ 364	$ (698)	$ (117)
Earnings (loss) per share using U.S. GAAP
— Basic	$ 4.39	$(8.46)	$(1.42)
— Diluted	$ 4.36	$(8.46)	$(1.42)
Comprehensive income (loss) in accordance with Canadian GAAP	$ 581	$ (649)	$ (130)
Add (deduct) adjustments to Canadian GAAP net income (loss) for:
Start-up costs(1)	2	(3)	(13)
Derivative instruments and hedging activities(2)	(1)	(2)	(3)
Inventory costing(3)	7	(1)	(1)
Stock-based compensation(4)	3	(1)	—
Accounting for uncertainty in income taxes(5)	6	—	—
Restructuring(6)	—	11	—
Other	—	1	1
Pension liability adjustments (less tax of $21, $(4) and $6, respectively)(7)	(45)	8	(9)
Comprehensive income (loss) in accordance with U.S. GAAP	$ 553	$ (636)	$ (155)
Accumulated other comprehensive income
Unrealized loss on available-for-sale securities	$ (1)	$ —	$ —
Unrealized gain on translation of self-sustaining foreign operations	613	357	303
Pension liability adjustments(7)	(127)	(82)	(12)
Accumulated other comprehensive income in accordance with U.S. GAAP	$ 485	$ 275	$ 291

112   Notes to Consolidated Financial Statements

December 31 (millions of dollars)	2007	2006
Balance sheet items in accordance with U.S. GAAP(8)		restated (9)
Current assets(3)	$ 1,653	$ 1,265
Investment and other assets(1)(7)	150	102
Property, plant, and equipment (net)(1)(6)	3,047	2,719
Current liabilities(2)(5)	(1,420)	(1,178)
Long-term debt(2)	(1,539)	(1,584)
Deferred income taxes(1)(2)(3)(4)(5)(6)(7)	(409)	(394)
Deferred credits and long-term liabilities(2)(4)(5)(6)(7)	(495)	(464)
Common shareholders’ equity(5)(7)	$ 987	$ 466

(1)    Start-up Costs. Canadian GAAP provides that when starting up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. See Note 5 for information on the Corporation’s start-up costs.

(2)    Derivative Instruments and Hedging Activities. CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP SFAS No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. See Note 2 for further details. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002 continue to be reconciling items between Canadian GAAP and U.S. GAAP. For information regarding the Corporation’s use of derivatives and hedging activities under Canadian GAAP, see Note 20.

(3)    Inventory Costing. Canadian GAAP allows fixed overhead costs associated with production activities to be expensed during the period whereas U.S. GAAP requires an allocation of fixed and variable production overhead to inventory.

(4)    Stock-based compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value-based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked-to-market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Accounting for Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions to be accounted for using a fair-value-based method, such as the Black-Scholes method. The Company has adopted this standard using a modified prospective application. The fair value of awards classified as liability instruments must be remeasured at fair value subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The cumulative effect for the periods prior to Dec. 31, 2005, of $5 million after-tax has been charged to reinvested earnings (deficit) at Jan. 1, 2006.

(5)    Income Taxes. Beginning Jan. 1, 2007, FIN 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007, at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. During 2007, these differences have reversed and resulted in a $6 million decrease in tax expense for U.S. GAAP purposes. Also, it is NOVA Chemicals’ policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Dec. 31, 2007, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

(6)    Restructuring. Due to differences in the cost basis, under U.S. GAAP, of certain assets for which an impairment charge has been recorded (see Note 13), the resulting charge is lower under U.S. GAAP.

(7)    Pension Liability Adjustment. In 2006, for U.S. GAAP reporting, SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R) – was effective. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. Accordingly, at Dec. 31, 2006, the Corporation has recognized an additional pension and post-retirement liability of $124 million, resulting in a charge of $82 million (net of tax) to accumulated other comprehensive income. In 2006 (prior to adoption of SFAS No. 158) and 2005, SFAS No. 87, Employer’s Accounting for Pensions, was followed with respect to pension accounting, which required an employer to record an additional minimum liability (AML) if the unfunded accumulated benefit obligation exceeded the accrued pension liability or if there was a prepaid pension asset with respect to the plan. If an AML was recognized, an intangible asset, in an amount not exceeding the unrecognized prior service cost, was also recognized. The excess of the AML, over the intangible asset, if any, was charged to other comprehensive income, net of income tax effects. At Dec. 31, 2007, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $66 million, resulting in a charge of $45 million (net of tax) to accumulated other comprehensive income.

(8)    Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific United States Securities and Exchange Commission exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses, and most cash flow items would decrease when compared with the amounts that are presented using proportionate consolidation.

(9)    Certain costs that were previously included as inventoriable costs were removed in 2007. Prior periods have been restated.

Notes to Consolidated Financial Statements   113

22. New Accounting Pronouncements

CANADIAN GAAP

CICA 1535, Capital Disclosures, applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007, specifies disclosures of (1) information about the entity’s objectives, policies, and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements (for example bank covenants) and if it has not complied, the consequences of such non-compliance. NOVA Chemicals is currently evaluating the effects of adopting this standard. Because the standard only affects disclosure requirements, it is not expected to have an impact on the Company’s financial statements.

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals does not expect the adoption of these changes to have an impact on its financial statements.

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 — Property, Plant and Equipment, was amended to reflect this change). CICA 3031, applies to interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2008. NOVA Chemicals adopted this standard on Jan. 1, 2008. Full absorption inventory costing is estimated to result in a one-time credit on Jan. 1, 2008 to opening reinvested earnings and a corresponding increase in opening inventory of $41 million ($33 million after-tax) as a result of full absorption costing.

EIC 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855 to define or apply the term “routinely denominated in commercial transactions around the world” when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after Mar. 15, 2008. NOVA Chemicals is evaluating the effects of adopting this standard.

CICA 3064, Goodwill and Intangible Assets, will replace CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. These changes are effective for fiscal years beginning on or after Oct. 1, 2008, with early adoption encouraged. NOVA Chemicals is evaluating the effects of adopting this standard.

114   Notes to Consolidated Financial Statements

The Canadian Accounting Standards Board (AcSB) has confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for those enterprises. These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. NOVA Chemicals is currently evaluating the impact of adopting IFRS.

U.S. GAAP

SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements which require or permit fair value measurements. The standard is effective for fiscal years beginning after Nov. 15, 2007. NOVA Chemicals is evaluating the effects of adopting this standard.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and held-for-trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after Nov. 15, 2007. The adoption of this standard is not expected to have a material impact on NOVA Chemicals’ consolidated financial statements.

SFAS No. 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. Effective for fiscal years beginning after Dec. 15, 2008, these standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented. NOVA Chemicals does not expect the adoption of these changes to have an impact on its current financial statements; however, these changes may affect potential future business.

Notes to Consolidated Financial Statements   115